
03024464

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Assa Abloy AB

*CURRENT ADDRESS: P.O. Box 70340
SE-107
23 Stockholm
Sweden

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

FILE NO. 82- 34735 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 7/10/03

82-34735

INVITATION FROM ASSA ABLOY

30 January 2002

ASSA ABLOY Year-end Results 2002

The ASSA ABLOY Group will release the Year-end results on **Thursday 7 February 2002**. We have the pleasure of inviting you to two separate activities.

7 February Investors' Meeting and Web Conference at Operaterassen, Stockholm

Carl-Henric Svanberg's presentation of the Year-end results 2002 will be sent live on ASSA ABLOY's website **http://www.assaabloy.com**. Please note that you have to download Real Player in order to see the presentation (www.real.com).

The agenda for the investors' meeting and web conference on **Thursday 7 February** will be as follows **(Swedish time, GMT + 1)**:

15.00 Investors' meeting and live web conference starts
Presentation of the Year-end results 2002 by Carl-Henric Svanberg, President and CEO

15.30 Questions and answers (only participants at the Operaterassen will be able to ask questions)

16.00 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0) 208 240 8248**. The agenda for the telephone conference on **Thursday 7 February** will be as follows **(Swedish time, GMT + 1)**:

17.00 Call in to the conference

17.10 Review of the Year-end results 2002 by Carl-Henric Svanberg, President and CEO, and Göran Jansson, CFO

17.30 Questions and answers

17.40 Closing of telephone conference

Copies of the (Year-end results 2002) presentation will be available one hour before the conference starts at **http://www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0) 208 288 4459, access code: 647612.

If you have any questions concerning the two activities, please contact Natasha Knutsson, telephone number +46 (0) 8 506 485 71 or e-mail natasha.knutsson@assaabloy.com.

03 JUL -8 AM 7:21

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. Current sales for the Group are in excess of SEK 20 billion (approximately USD 2 billion) and the number of employees is more than 25,000.

7 February 2002

Year-end report January - December 2001

- Sales increased by 56% to SEK 22,510 M (14,394)
- Organic growth for comparable units was 3%
- Income before tax increased by 17% to SEK 1,642 M* (1,402)
- Earnings per share (EPS) increased by 9% to SEK 2.98* (2.73)
- Earnings per share before goodwill amortization increased by 39% to SEK 5.39* (3.88)
- Operating cash flow amounted to SEK 2,338 M (1,756)
- Successful integration of 30 new companies with 12 000 employees

*) excluding provision for the Merrimac dispute, USD 12.5 M plus interest (SEK 166 M)

SALES AND EARNINGS JANUARY - DECEMBER 2001*

Sales for the year 2001 amounted to SEK 22,510 M (14,394) which represents an increase of 56%. In local currencies the increase amounted to 43%, of which organic growth for comparable units contributed 3%. The Yale companies, showing zero growth, are not included in the organic growth calculation. Acquired units accounted for 40%. Exchange-rate effects affected sales positively by SEK 1,297 M.

The Group's income before tax increased by 17% to SEK 1,642 M* (1,402). Translation of the foreign subsidiaries' results affected this figure positively by SEK 42 M due to exchange-rate variations.

Earnings per share after tax and full conversion increased by 9% to SEK 2.98* (2.73). The tax burden increased due to non-deductible goodwill and to a higher proportion of earnings in countries with high tax rates. Earnings per share before goodwill amortization increased by 39% to SEK 5.39* (3.88).

Operating cash flow before tax and acquisitions amounted to SEK 2,338 M (1,756).

INTEGRATION OF NEWLY ACQUIRED COMPANIES

2001 has been the Group's most challenging and interesting year so far. Sales increased by 56%, and the Group's participation in the Volvo Ocean Race has proven to be an extremely important and successful tool in the work of integrating 30 new companies and their 12,000 employees. The Race passes through almost all of ASSA ABLOY's important markets.

At each stopover local management meetings are being held to build networks and to make sure that everybody understands the Group's overall strategy and quickly adopts its way of working. The stopovers also provide an opportunity to meet and inform partners and customers about important future ideas, and to show people all round the world that behind each famous local brand there stands a strong global leader.

In total, approximately 1,000 employees are participating in these management meetings to create a deep-rooted commitment to the organization. Attitude surveys are being carried out regularly to assess progress. The results so far are significantly better than expected, and when the boat crosses the finish line at the beginning of June, the work of integration should have reached a stage that would otherwise have taken several more years.

DEVELOPMENT OF THE SUBSIDIARIES

Scandinavia showed growth of 2% during the fourth quarter and for the year as a whole. Growth for the Swedish operation has been good. Exports of the Scandinavian cylinder concept are increasing, and targeted efforts in the Do-It-Yourself segment with security-focused products are successful. Cost reductions in the Norwegian organization have been carried out as planned, with increasing margins in the latter part of the year. Growth in the Danish market weakened towards the end of the year.

Finnish exports are continuing to develop well, with especially gratifying successes in the door closer sector. The Finnish domestic market remains weak and overall organic growth for the year was 2%. After years of strong growth, an extensive investment program with focus on workflows has been carried out in order to increase capacity and efficiency. The program will have positive effects on earnings during the coming year.

Central Europe has been strengthened by the acquisition of KESO in Switzerland. The restructuring of Lips in the Netherlands is continuing according to plan. Costs are decreasing, order fill rate has improved significantly and the organization has been focused on the market and made more efficient. The German market remains weak, but the Group is progressively strengthening its position through increased customer focus and coordination of marketing activities. Overall growth for the region was 3%.

South Europe achieved organic growth of 4%. For a great part of the year sales showed a good growth rate, but the end of the year was weaker than expected, especially in France. Belgium and Spain showed strong growth. In Spain, TESA is an interesting acquisition, which strengthens the Group's position in the region. In Italy, Yale is increasing its focus on efficiency and the home market, and significantly better margins can be noted. The integration of MAB in Italy is proceeding according to plan.

In the United Kingdom the old units continued to show good growth. The restructuring of Yale is continuing according to plan. Reorganization of the company into clearly defined Profit Centers is increasing focus on products and productivity. Major efforts are being made to develop the product portfolio, and new products focusing on security are being launched at an increasing rate. The distribution strategy is being redeveloped at the same time, with more and more builder's merchants and major ironmongers buying directly from the company.

The Group's old units in North America continued to show a stable growth rate of 4% during the fourth quarter in spite of the general economic situation and September incidents. The Yale organization's operation to raise security and quality and eliminate its low-end products is proceeding. The measures taken are achieving the desired results of increasing margins but have a negative effect on growth. Emtek, which manufactures locks and hardware for the residential market with emphasis on security and design, is continuing to show strong growth. The newly formed Door Group contains major synergies, which are given extra priority at a time when economic growth is weaker. In Mexico the work of integrating the newly acquired units Phillips and TESA has begun. The potential for growth in this large and fast-growing market is significant.

Sales growth in Australia amounted to 3% after a strong second half, which compensated for the weaker start. The Group has won market shares, and the companies are continuing to improve efficiency and margins. The acquisition of Interlock in New Zealand is a strong addition in the region. The company has a very competitive product range and employs state-of-the-art production technology.

New Markets continued to show strong growth of 18%. The South

African operation is developing well, with the Yale company producing good sales and earnings growth and the integration with Viro achieving the results expected. Mul-T-Lock's strong export growth has slowed somewhat. It came in large part from Japan, where a temporary surge in demand has now weakened. The Asian market has softened during the fall but the integration work is proceeding well, with increasing margins.

Sales of Hotel Locks were hit hard by the reduced demand for hotel rooms following the incidents in the USA, and fell by 15% in the fourth quarter. To adapt the business to this downturn, significant cuts are currently being made which are expected to restore margins during 2002.

In contrast to Hotel Locks, the Identification sector has seen a marked increase in demand during the fourth quarter of the year. Focus on security has increased after the incidents during September, and questions of access are getting greater attention. In addition there are significant synergies between HID and the newly acquired Indala, which showed low margins at the time of acquisition, is expected to reach HID's high level relatively quickly.

ACQUISITIONS DURING THE YEAR

The acquisitions made during the year represent significant additions to the Group and add geographical and product strengths. The companies acquired during 2001 have a turnover, pro forma, of SEK 4,5 billion, whereof SEK 2,0 billion have been consolidated. Total acquisition price amounts to SEK 4,0 billion. Goodwill amount to SEK 2,0 billion, whereof SEK 1,4 billion will be tax deductible.

RIS, Czech Republic – annual sales CZK 58 M
RIS was Abloy's and VingCard's local distributor in the Czech Republic and Slovakia.
The acquisition complements FAB well and strengthens the Group's position in the electromechanical sector.

Joint venture in North America with UDP – increases the Group's sales by USD 180 M
UDP manufactures security doors that are often sold with Yale's door products. A joint venture has been set up between UDP and the Group's door companies. ASSA ABLOY has management responsibility, an 80% shareholding and an option to acquire the outstanding shares after two years. There are significant production synergies and the acquisition has been EPS-positive from the start.

KESO, Switzerland – sales CHF 50 M
KESO is a leading Swiss cylinder manufacturer, with significant exports. KESO's unique cylinder concept strengthens the Group's product portfolio. The current shareholding is 65% and the outstanding shares will be acquired in 2003.

Phillips, Mexico – sales SEK 600 M
Phillips is Mexico's leading lock manufacturer, with good growth and profitability. Mexico, with its 100 million inhabitants is showing good economic growth and the demand for housing and security is rising. The acquisition is expected to contribute to EPS from 2002.

MAB, Italy – sales EUR 18 M
MAB is Italy's leading manufacturer of floor-mounted door closers. The acquisition strengthens the Group's product range, especially in South Europe, and creates significant opportunities for cross-selling.

Viro, South Africa – sales SEK 130 M
Viro is a leading South African lock manufacturer, strong in padlocks, industrial locks and cylinders. Significant synergies are being exploited when merging the company with Yale, South Africa.

Indala, USA – sales USD 25 M
Indala is a leading manufacturer of RFID (Radio-Frequency Identification) cards and card readers for access control, with an installed base of 60 million cards and one million readers. Current profitability is low but there are significant synergies with HID. The acquisition has contributed to EPS from the start.

Interlock, New Zealand – sales NZD 60 M
Interlock is New Zealand's leading lock manufacturer. The company has developed well over a period of many years. The acquisition strengthens the Group's position in the region and contributes to EPS from the start.

Acquisition of TESA completed – sales EUR 100 M
TESA is Spain's leading lock manufacturer and was part of the Yale group acquired in 2000. The company manufactures locks and lock products, security doors and advanced electromechanical products and has substantial exports to Latin America and the rest of Europe. Its growth and profitability have been good for many years.

Approval for the acquisition by the US regulators was first received at the end of 2001 after the manufacture of components for hotel locks was discontinued. The protracted approval process and the closedown of the hotel-locks-related production have impaired profitability, and necessary corrective measures have been taken. The acquisition will initially lead to a modest dilution of EPS but is expected to contribute from 2003.

OTHER INFORMATION

Ratings

Standard & Poor's has given ASSA ABLOY an 'A-minus' long-term and an 'A-2' short-term rating. The ratings are based on the Group's strong position in the stable lock market, its geographical spread, its strong cash flow and the company's financial profile.

Incentive program for employees

An incentive program for the group's employees has been introduced. The program, which
is based on convertible bonds, has a total value of EUR 100 M. The program was heavily oversubscribed and over 4,500 employees are taking part.

EUR 600 M bond loan issued

An EMTM-based bond loan was issued during the fall with the object of diversifying the Group's borrowings and extending borrowing durations. The loan, which runs for five years, was 200% oversubscribed.

VingCard's appeal

The Texas Court of Appeal has confirmed the earlier judgment concerning VingCard's liability to pay damages of USD 12.5 M plus interest (SEK 166 M) to Merrimac, a development company in Texas, in connection with a terminated sub-supply contract. On the advice of VingCard's American lawyers, the judgment has been appealed to the court of next instance, the Texas Supreme Court, which has not yet heard the case. The potential cost has been provided for as a non-recurring item in the financial statements for 2001.

EMPLOYEES

The number of employees at year-end had increased to more than 24,000 as a result of the various acquisitions.

DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors proposes a dividend of SEK 1.00 (0.90) per share

for the 2001 financial year. The Annual General Meeting will be held on 29 April 2002.

OUTLOOK FOR 2002

The major acquisitions made in recent years have considerably strengthened the Group. The first and most critical part of the integration process has been completed successfully and the task of realizing synergies is now being intensified. The Group will be able to take advantage of its world-leading Research and Development and its global distribution strength to meet people's increasing needs for security. There are opportunities for higher margins in both old and newly acquired companies. In addition, the restructuring of the lock industry is continuing and creates opportunities for further acquisitions. All in all we therefore look forward to continued good sales and profit development.

Stockholm, 7 February 2002

Carl-Henric Svanberg
President and CEO

Quarterly Reports for 2002 from ASSA ABLOY will be published on 29 April, 9 August and 6 November 2002. The Year-End Report for 2002 will be published on 6 February 2003.

Further information can be obtained from
Carl-Henric Svanberg, President and CEO,
tel: +46 8 506 485 52 or +46 70 510 05 51
Göran Jansson, Chief Financial Officer,
tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

Information about the analysts' meeting, web and telephone conference later today
can be found on ASSA ABLOY's website www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions,
dedicated to satisfying end-user needs for security, safety and convenience.

PRESS RELEASE

from ASSA ABLOY AB (publ)

7 March 2002
no. 2/02

ASSA ABLOY strengthens its market position in Brazil

ASSA ABLOY has signed a letter of intent to acquire IMAB Ltda, one of the leading lock companies in Brazil. The company was founded in 1965 by the Barosas family and has been owned by them since then.

IMAB is a well-respected player on the Brazilian lock market with strong growth in recent years. The company has built a strong distribution network of more than 3000 retail outlets. The main products are mortise locks and cylinders, produced in the factory in São Paulo. IMAB has sales of BRL 15 million (SEK 80 M) and 320 employees.

The Brazilian market is of great interest to ASSA ABLOY, being the largest lock market in South America with a growing need for better locking solutions.

ASSA ABLOY's existing company on the Brazilian market, La Fonte, has a leading position at the higher end of the commercial market with sales of BRL 35 million. The acquisition of IMAB will strengthen ASSA ABLOY's position and ambitions for leadership. The two brands will complement each other very naturally. There is also considerable scope for synergy in the production area.

Completion is expected by the end of May subject to final due diligence and regulatory approvals.

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46 8 510 05 51
or Göran Jansson, CFO, tel. +46 70 698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, SE-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY

03 JUL -3 AM 7:21

15 March 2002

Capital Market Days in La Rochelle 23-24 May 2002

We have the pleasure of inviting you to our fifth annual Capital Market Days, to be held in La Rochelle, France. Since we last met in Albstadt considerable time and efforts have been spent on integrating 30 new companies with 12,000 employees and a truly global position has been established.

La Rochelle has been chosen since the city is hosting a stopover in the Volvo Ocean Race. The Race passes all our major markets and at each stopover we gather our local managers for strategic discussions. When the Race reaches Kiel in the beginning of June, some 1,000 of our managers will have debated our vision, strategy and priorities and agreed on local business plans.

We will start with a general strategic update including the results from the first quarter. The Yale integration work will be reviewed and this time we will take a deeper look into the US, South Africa and China. The ongoing work in the areas of operational excellence, branding, overall organic growth and electromechanics will also be presented. The program will conclude with a Q&A session in order to make room for any other issues you wish to cover.

The program will start on Thursday 23 May at 2 p.m. which will give you enough to time fly in on a morning flight. The conference will finish at noon Friday 24 May. We will be organising activities from Friday noon to the Race restart at 5 p.m. on Saturday 25 May – for those that have the possibility to stay. You will have the opportunity to join us at the restart and see the boats depart from La Rochelle for Leg 8 of the Race.

We recommend that you fly in to Paris and then take a train directly to La Rochelle. Room reservations will be arranged for you once you have registered. We have booked rooms at three different hotels within 40 minutes of La Rochelle due to the fact that Volvo have booked all of the larger hotels in the heart of La Rochelle. Please note that if you decide to stay until the Race restart that the next available flight out of La Rochelle is Sunday morning 6.35 a.m. We will organise transport to and from the hotel and conference locations. Further details will follow once you have registered.

Please register by 15 April to Natasha Knutsson on the enclosed fax form +46 8 506 485 87 or e-mail: natasha.knutsson@assaabloy.com.

Sincerely yours,



Carl-Henric Svanberg

ASSA ABLOY AB (publ)
Postal Address: P.O. Box 703 40, SE-107 23 Stockholm • *Visiting Address*: Klarabergsviadukten 90

Phone: +46 (0)8 506 485 00 • *Fax*: +46 (0)8 506 485 85
Registered No.: SE556059-3575 • *Registered Office*: Sweden, SE-107 23 Stockholm

ASSA ABLOY

Capital Market Days in La Rochelle 23-24 May 2002

Please fill in this form and return to Natasha Knutsson, fax number +46 8 506 485 87 or e-mail: natasha.knutsson@assaabloy.com, by 15 April 2001.

I will attend the ASSA ABLOY Capital Market Days (please write clearly):

Name: ....

Title: ....

Company: ....

Address: ....

....

....

....

Telephone: ....

Facsimile: ....

Mobile: ....

E-mail address: ....

☐ Please make hotel reservations for me in La Rochelle.
☐ 23-24 May
☐ 23-26 May

☐ I will stay for the Boat Departure Ceremonies on Saturday 25 May.

ASSA ABLOY

Capital Market Days in La Rochelle 23-24 May 2002

Agenda

Thursday 23 May

All participants fly in Wednesday morning

14.30	Introduction –Strategy Update – Segmentation - Latest Development
	The Assa Abloy VOR Integration project including Video
	The South Europe VOR management conference – an example
	Operational excellence
	Yale integration status – US, South Africa and China
19.00	Guided Tour of Boat
20.00	Welcome drink and crew interview
20.30	Dinner

Friday 24 May

08.30	Branding
	Electromechanics
	AA Financial goals, conclusion and Q&A
12.15	Meeting ends
	Alternative program for participants that stay through to the start

PRESS RELEASE

from ASSA ABLOY AB (publ)

3 April 2002
no. 3/02

ASSA ABLOY strengthens its position in the electromechanical segment in France

ASSA ABLOY has acquired INITIAL – the local distributor of ABLOY in France. INITIAL is specialized in electromechanical locking solutions ~~and~~ is ABLOY's distributor since many years. The company has sales of EUR 3.3 M and shows good growth and profitability

The company will be re-named ABLOY France and will continue to serve their customers and develop their business based on the ABLOY product program.

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46 8 510 05 51
or Göran Jansson, CFO, tel. +46 70 698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, SE-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience.

INVITATION FROM ASSA ABLOY

19 April 2002

ASSA ABLOY Interim report January-March 2002

03 JUL -3 AM 7:21

The ASSA ABLOY Group will release the first quarter results on **Monday 29 April 2002**. We have the pleasure of inviting you to two separate activities.

29 April Investors' Meeting and Web Conference at Operaterassen, Stockholm

Carl-Henric Svanberg's presentation of the first quarter results 2002 will be sent live on ASSA ABLOY's website **http://www.assaabloy.com**. Please note that you have to download Real Player in order to see the presentation (www.real.com).

The agenda for the investors' meeting and web conference on **Monday 29 April** will be as follows **(Swedish time, GMT + 1)**:

13.00 Investors' meeting and live web conference starts
Presentation of the first quarter results 2002 by Carl-Henric Svanberg, President and CEO
13.30 Questions and answers (only participants at the Operaterassen will be able to ask questions)
14.00 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0) 208 240 8244**. The agenda for the telephone conference on **Monday 29 April** will be as follows **(Swedish time, GMT + 1)**:

17.15 Call in to the conference
17.25 Review of the first quarter results 2002 by Carl-Henric Svanberg, President and CEO, and Göran Jansson, CFO
17.45 Questions and answers
18.00 Closing of telephone conference

Copies of the (first quarter results 2002) presentation will be available one hour before the conference starts at **http://www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0) 208 288 4459, access code: 673242.

If you have any questions concerning the two activities, please contact Natasha Knutsson, telephone number +46 (0) 8 506 485 71 or e-mail natasha.knutsson@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. Current sales for the Group are in excess of SEK 20 billion (approximately USD 2 billion) and the number of employees is more than 25,000.

ASSA ABLOY

Interim Report

January-March 2002

- Sales increased by 23% to SEK 6,303 M (5,104)
- Organic growth was 0% (3% adjusted for numbers of working day)
- Income before tax increased by 21% to SEK 460 M (380)
- Earnings per share (EPS) increased by 16% to SEK 0.81 (0.70)
- Earnings per share before goodwill amortization amounted to SEK 1.45 (1.27)
- Strong operating cash flow of SEK 643 M (293)
- Acquisition of Besam, world leader in door automation
- Acquisition of VEMA, Dutch distributor of electromechanical products

Interim Report

January-March 2002

Sales and earnings, January-March 2002

Sales for the period January to March 2002 amounted to SEK 6,303 M (5,104), which represents an increase of 23%. In local currencies the increase amounted to 19%. Since the start of the year the rate of organic growth has remained stable at around 3%, even with continued clean-out of unprofitable low-end products in the Yale companies and the downturn in the hotel segment. However, the quarter's figure for organic growth was 0% because Easter fell in March this year and the quarter therefore contained 3-4% fewer working days. Acquired units contributed by 19% to the increase in sales. Exchange-rate effects affected sales positively by SEK 240 M.

The Group's income before tax increased by 21% to SEK 460 M (380). Operating margin before goodwill amortization (EBITA) for the period was 13.7%, slightly above the fourth quarter pro forma. Previously the first quarter has always shown a lower margin than the last quarter, but positive effects from various integration and efficiency projects are starting to bring the expected results. Translation of foreign subsidiaries' earnings affected income positively by SEK 16 M due to exchange-rate variations.

Earnings per share after tax and full conversion increased by 16% to SEK 0.81 (0.70). Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.45 (1.27).

Operating cash flow before tax and acquisitions was strong and amounted to SEK 643 M (293). Cash earnings per share after tax and full conversion (CEPS) increased by 20% to SEK 2.15 (1.79).

Development of the subsidiaries

Sales for the Finnish companies were somewhat below last year's. The Finnish home market is weak, partly because the rapid expansion of the telecoms industry and its demand for additional premises has ceased. This has affected Abloy's sales of locks and especially those of various sophisticated electromechanical solutions. Export sales have continued to develop well. The new program of investment in manufacturing is now complete and is showing results in the form of a reduction in working capital and increased efficiency.

Growth in Scandinavia was affected by the long Easter break in Norway, and sales were just below last year's level. Earnings by the Norwegian companies increased strongly after the completion of the cost-reduction program. The Swedish companies continued to develop well. A number of products have been launched including the CLIQ electromechanical cylinder. Development in Denmark remained weak.

The German companies were affected by weakening of the German economy. Various product launches were made and will strengthen the market position. In the Netherlands, Ambouw showed good growth, and Lips is also beginning to show growth in response to the restructuring work. The acquisition of VEMA, the leading electromechanical lock distributor in the Netherlands, will create a stronger platform for continuing growth. In Switzerland the integration of KESO is proceeding well and a number of cross-selling projects are underway. Overall, sales in Central Europe are running at a similar level to last year.

South Europe showed growth of 1%. The pace of growth was good at the start of the year, but the effect of Easter was quite strong, especially in France. As regards the new 35-hour week reform, people seem to prefer longer holidays rather than shorter working hours. Fichet's success in marketing high-security locks to private individuals continues. The acquisition of INITIAL strengthens our position in the field of electromechanical locks. In Spain the integration of TESA has started well, including the continuing adjustments following the separation of the hotel business.

The British companies showed growth of 1%. A range of initiatives aimed at creating growth and improving profitability have been taken, including product launches, reorganization of production into smaller Profit Centers and development of the marketing organization. The negative sales trend of recent years has now been turned. The company is steadily consolidating its marketleading position and creating better conditions for strong future development.

The North American business reported growth of 1%. Also this region started the year well but was affected by the few number of working days in the quarter. The Yale integration has been successfully carried out. A new joint organization has been created with the aims of increasing cooperation and exploiting various synergies. Several new growth projects have begun. Emtek, which focuses on the residential market, continues to show very strong growth. The Mexican companies have begun the year strongly and the integration program is progressing according to plan.

Australia and New Zealand grew by 5%. Last year's many product launches, which included cylinders, padlocks and panic exit devices from different Group companies, are proving successful. The efficiency program is running well with steadily increasing margins. The integration of Interlock is progressing well and the company has started the year strongly.

In New Markets, South Africa continues to show strong sales and earnings growth, and products for higher security have been launched successfully. Brazil is developing well

and showing good growth. The addition of IMAB will strengthen our position, especially in the retail segment. The Asian market remained weak. At the same time the clean-out of unprofitable low-end products continued. In the past year this process has reduced sales by SEK 100 M while earnings have significantly improved. East Europe is developing steadily. However Mul-T-Lock has been hit by the serious situation in Israel. The company exports more than two-thirds of its production, but demand on the home market is currently very low.

The downturn in the hotel segment has slowed and the chances of a recovery towards the end of the year are increasing. The first quarter's sales were 9% down on the previous year. The sales drop is particularly marked in the USA. A successful cost-reduction program is underway and the company is showing increasing margins in spite of falling sales.

In the Identification segment the good growth continued, partly due to increased focus on security, reaching 6% for the first quarter. The integration of Indala is progressing well and the company has already reached the same margin as HID.

Significant events

Acquisition of Besam

ASSA ABLOY's strategy is based on creating security solutions that prevent unauthorized entry while permitting safe and fast exit in emergency situations, and also being simple and convenient to use. Door automation are a natural component of such solutions. Automatic products and systems are steadily growing in importance in society but up to now have formed only a limited part of ASSA ABLOY's product portfolio. In the task of developing tomorrow's locking solutions, it has become increasingly important to take a leading position in this segment too.

The world market for door automatics totals SEK 10-12 billion and has grown historically at 7-10% a year. The Swedish company Besam has annual sales of SEK 2,100 M and a profitability of more than 10%. Service and maintenance account for about one-third of sales and show very high profitability.

The acquisition price is SEK 3,050 M, most of the goodwill is tax-deductible and the acquisition is expected to contribute to earnings per share from 2003.

Acquisition of VEMA

ASSA ABLOY has signed an agreement to acquire VEMA, market leader in electromechanical locking solutions in the Netherlands. VEMA sells effeff's product range among others. The company has annual sales of EUR 9 M and shows high profitability. The acquisition will contribute to EPS from the outset.

Acquisition of IMAB

ASSA ABLOY has signed a letter of intent to acquire IMAB, one of the leading lock companies in Brazil. IMAB focuses primarily on the retail segment and has shown strong growth in recent years. IMAB has annual sales of BRL 15 M (SEK 80 M) and has 320 employees.

Acquisition of INITIAL

ASSA ABLOY has acquired the French company INITIAL, which has been Abloy's distributor for many years. The company has annual sales of EUR 3.3 M and specializes in electromechanical locking solutions.

Accounting principles

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods.

Outlook for 2002

ASSA ABLOY's development prospects are substantial. The Group's strong position and security-driven growth, the increased need for user-friendly locking solutions, the potential for continued rationalization and the consolidation of the lock industry create conditions for continued good profit development.

Stockholm, 29 April 2002



Carl-Henric Svanberg
President and CEO

This Interim Report has not been reviewed by the Group's Auditor.

People make the difference

At ASSA ABLOY we believe that people make the difference. With 30,000 employees in 40 countries, it is vital to weld the whole organization together in order to create, collectively, a profitable level of organic growth. We continually work to achieve this through a range of activities in different parts of the world. Management training and our participation in the Volvo Ocean Race are two examples.

Management training bonds tomorrow's managers in South Europe

The French management training program has been so successful that it is now being extended to include young talent in Belgium, Spain and Italy too.

"Management involves creating conditions where employees can use their abilities to the best advantage of the business," says Michel Brassié, Human Resources Manager for ASSA ABLOY South Europe.

"Even though these courses encroach on the 20 participants' weekends and claim much of their free time, the results from last year are extremely positive," Michel goes on. "The first course this year will be at MAB in Italy and later ones at JPM in France and TESA in Spain."


OUR CORNERSTONES
VISION
REALISM
ETHICS
PEOPLE MAKE THE DIFFERENCE
COURAGE

At ASSA ABLOY we believe that people make the difference. Our management philosophy is based on trust, positive thinking and respect for local conditions and cultures.



Employees gathered in Miami for the Volvo Ocean Race joined forces with the boat crew to build houses for a charitable project.

During the year issues such as ASSA ABLOY's organization and values, cross-selling, brand development, operational success, electromechanics and distribution will be discussed. The aim of the training is cross-learning through studying cases concerning different brands and finding solutions together.

ASSA ABLOY builds houses in Miami

During the Volvo Ocean Race we are using the stopovers for activities designed to unify our worldwide organization.

In Miami, employees and managers worked together with the crew of the boat on a local building project.

The project was initiated by Habitat for Humanity, which is a non-profit organization that helps people to become homeowners. Volunteers and sponsors build houses at an affordable cost under trained supervision. Since 1976, Habitat has built more than 100,000 houses in over 80 countries, including some 30,000 houses across the United States.

ASSA ABLOY companies and employees contributed voluntary work in Miami. In addition, all Habitat houses in North America for the next five years will be fitted with Yale locks.

FINANCIAL INFORMATION

INCOME STATEMENT

	Jan-Mar 2002 EUR M[1]	Jan-Mar 2002 SEK M	Jan-Mar 2001 SEK M	Jan-Dec 2001 SEK M
Sales	688.9	6,303.3	5,104.1	22,510.0
Cost of goods sold	-425.8	-3,895.8	-3,116.3	-13,863.1
Gross income	**263.1**	**2,407.5**	**1,987.8**	**8,646.9**
Selling and administrative expenses	-168.8	-1,544.9	-1,243.9	-5,487.7
Operating income before goodwill amortization	**94.3**	**862.6**	**743.9**	**3,159.2**
Goodwill amortization	-25.4	-232.4	-202.3	-860.4
Non-recurring items	-	-	-	-166.0
Operating income	**68.9**	**630.2**	**541.6**	**2,132.8**
Financial items	-18.7	-171.1	-161.6	-664.4
Share in earnings of associated companies	0.2	1.4	-0.2	7.2
Income before tax	**50.4**	**460.5**	**379.8**	**1,475.6**
Tax	-17.8	-162.2	-132.9	-507.4
Minority interests	-1.5	-14.1	0.5	-19.6
Net income	**31.1**	**284.2**	**247.4**	**948.6**

EARNINGS PER SHARE

	Jan-Mar 2002 SEK	Jan-Mar 2001 SEK	Jan-Dec 2001 SEK
Earnings per share after tax and before conversion[3]	0.80	0.70	2.99[4]
Earnings per share after tax and full conversion	0.81	0.70	2.98[4]
Earnings per share after tax and full conversion *excluding goodwill*	1.45	1.27	5.39[4]

CASH FLOW STATEMENT

	Jan-Mar 2002 EUR M[1]	Jan-Mar 2002 SEK M	Jan-Mar 2001 SEK M	Jan-Dec 2001 SEK M
Cash flow from operating activities	69.4	635.2	324.2	2 631.2
Cash flow from investing activities	-33.1	-302.7	-2,413.9	-7,112.2
Cash flow from financing activities	-49.6	-454.1	1,350.6	4,259.4
Cash flow	**-13.3**	**-121.6**	**-739.1**	**-221.6**

BALANCE SHEET

	31 Mar 2002 EUR M[2]	31 Mar 2002 SEK M	31 Mar 2001 SEK M	31 Dec 2001 SEK M
Intangible fixed assets	1,762.3	15,930.9	15,412.2	16,557.8
Tangible fixed assets	739.6	6,686.2	5,078.1	6,941.5
Financial fixed assets	65.5	591.9	549.0	566.8
Inventories	406.0	3,670.3	3,147.1	3,812.0
Receivables	492.5	4,452.1	3,753.6	4,338.5
Other non-interest-bearing current assets	94.0	849.9	753.7	759.7
Interest-bearing current assets	149.4	1,350.7	1,175.3	1,692.7
Total assets	**3,709.3**	**33,532.0**	**29,869.0**	**34,669.0**
Shareholders' equity	1,312.1	11,861.4	11,468.4	11,845.6
Minority interests	48.3	436.6	390.8	481.7
Interest-bearing provisions	119.2	1,077.7	1,032.0	1,093.0
Non-interest-bearing provisions	34.7	313.7	292.5	358.3
Interest-bearing long-term liabilities	1,068.2	9,656.4	7,745.4	12,111.0
Non-interest-bearing long-term liabilities	1.4	13.0	13.8	16.3
Interest-bearing current liabilities	630.4	5,698.7	4,503.7	4,074.5
Non-interest-bearing current liabilities	495.0	4,474.5	4,422.4	4,688.6
Total shareholders' equity and liabilities	**3,709.3**	**33,532.0**	**29,869.0**	**34,669.0**

CHANGE IN SHAREHOLDERS' EQUITY

	31 Mar 2002 EUR M	31 Mar 2002 SEK M	31 Mar 2001 SEK M	31 Dec 2001 SEK M
Opening balance 1 January	**1,272.4**	**11,845.6**	**10,659.0**	**10,659.0**
Conversion to shares	0.6	5.2	0.6	58.2
Dividend	-	-	-	-317.8
Exchange difference for the year	6.0	-273.6	561.4	497.6
Net income[1]	31.1	284.2	247.4	948.6
Closing balance at end of period[5]	**1,312.1**	**11,861.4**	**11,468.4**	**11,845.6**

KEY RATIOS

	Jan-Mar 2002	Jan-Mar 2001	Jan-Dec 2001
Return on capital employed, %	9.3	9.9	9.7[4]
Return on capital employed before goodwill amortization, %	30.3	36.2	32.9[4]
Operational return on capital employed, %	12.7	13.6	13.3[4]
Return on shareholders' equity, %	9.0	8.8	8.9[4]
Equity ratio, %	35.7	39.6	35.6
Interest coverage ratio, times	3.6	3.3	3.5[4]
Interest on convertible debentures net after tax, SEK M	7.2	2.1	9.0
Number of shares, thousands	353,840	353,063	353,751
Number of shares after full conversion, thousands	361,730	356,712	361,730
Average number of employees	28,258	22,627	24,211

1) Translated using an average rate during the year of 9.15
2) Translated using a closing rate at 31 March 2002 of 9.04
3) Number of shares, thousands, used for the calculation amount to 353,799 for March 2002, 352,698 for March 2001 and 353,236 for December 2001.
4) Excluding non-recurring items.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY

(All amounts in SEK M if not noted otherwise)

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	12 month rolling
Sales	5,104.1	5,483.1	5,716.6	6,206.2	22,510.0	6,303.3	23,709.2
Organic growth	4%	4%	4%	0%	3%	0%	-
Gross income	**1,987.8**	**2,115.7**	**2,164.2**	**2,379.2**	**8,646.9**	**2,407.5**	**9,066.6**
Gross income / Sales	38.9%	38.6%	37.9%	38.3%	38.4%	38.2%	38.2%
Operating income before depreciation	**922.1**	**991.1**	**1,024.5**	**1,082.2**	**4,019.9**	**1,104.3**	**4,202.1**
Gross margin (EBITDA)	18.1%	18.1%	17.9%	17.4%	17.9%	17.5%	17.7%
Depreciation	-178.2	-223.6	-228.0	-230.9	-860.7	-241.7	-924.2
Operating income before goodwill amortization	**743.9**	**767.5**	**796.5**	**851.3**	**3,159.2**	**862.6**	**3,277.9**
Operating margin before goodwill amortization (EBITA)	14.6%	14.0%	13.9%	13.7%	14.0%	13.7%	13.8%
Goodwill amortization	-202.3	-208.3	-218.1	-231.7	-860.4	-232.4	-890.5
Non-recurring items	-	-	-	-166.0	-166.0	-	-166.0
Operating income	**541.6**	**559.2**	**578.4**	**453.6**	**2,132.8**	**630.2**	**2,221.4**
Operating margin (EBIT)	10.6%	10.2%	10.1%	10.0%[4]	10.2%[4]	10.0%	10.1%[4]
Financial items	-161.6	-177.4	-171.2	-154.2	-664.4	-171.1	-673.9
Income before tax	**379.8**	**385.2**	**408.0**	**302.6**	**1,475.6**	**460.5**	**1,556.3**
Profit margin (EBT)	7.4%	7.0%	7.1%	7.6%[4]	7.3%[4]	7.3%	7.3%[4]
Tax	-132.9	-134.8	-142.9	-96.8	-507.4	-162.2	-536.7
Minority interests	0.5	-0.7	-12.8	-6.6	-19.6	-14.1	-34.2
Net income	**247.4**	**249.7**	**252.3**	**199.2**	**948.6**	**284.2**	**985.4**

OPERATING CASH FLOW

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	12 month rolling
Operating income before goodwill amortization	743.9	767.5	796.5	851.3	3,159.2	862.6	3,277.9
Depreciation	178.2	223.6	228.0	230.9	860.7	241.7	924.2
Net capital expenditure	-129.0	-161.7	-281.9	-257.3	-829.9	-154.6	-855.5
Change in working capital	-270.0	-133.3	173.0	153.1	-77.2	-154.8	38.0
Paid and received interest	-238.9	-172.6	-259.9	-146.0	-817.4	-160.4	-738.9
Adjustment for non-cash items	9.0	8.2	2.7	23.1	43.0	8.3	42.3
Operating cash flow	**293.2**	**531.7**	**658.4**	**855.1**	**2,338.4**	**642.8**	**2,688.0**
Operating cash flow / Income before tax	0.77	1.38	1.61	1.82[4]	1.42[4]	1.40	1.56[4]

CHANGE IN NET DEBT

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002
Net debt at beginning of period	8,559.9	12,084.7	14,026.4	13,983.1	8,559.9	15,534.2
Operating cash flow	-293.2	-531.7	-658.4	-855.1	-2,338.4	-642.8
Paid tax	98.0	121.2	135.3	182.6	537.1	162.1
Acquisitions	2,699.2	1,919.6	218.0	2,418.1	7,254.9	148.2
Dividend	-	317.8	-	-	317.8	-
Translation differences	1,020.8	114.8	261.8	-194.5	1,202.9	-214.5
Net debt at end of period	**12,084.7**	**14,026.4**	**13,983.1**	**15,534.2**	**15,534.2**	**14,987.2**
Net debt / Equity ratio, times	1.06	1.22	1.19	1.31	1.31	1.26

CAPITAL EMPLOYED AND FINANCING

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Q 1 2002
Capital employed	23,922.2	25,978.8	26,192.6	27,861.5	27,285.2
- of which goodwill	15,223.0	15,853.0	15,777.4	16,371.0	15,743.6
Net debt	12,084.7	14,026.4	13,983.1	15,534.2	14,987.2
Minority interests	390.8	436.4	469.8	481.7	436.6
Shareholders' equity	11,446.7	11,516.0	11,739.7	11,845.6	11,861.4



SEK M
%
25,000
20,000
15,000
10,000
5,000
0
15
13
11
9
7
5
1997
1998
1999
2000
2001
Sales
Operating margin before goodwill amortization (EBITA)



SEK M
Times
2,500
2,000
1,500
1,000
500
0
1.5
1.3
1.1
0.9
0.7
0.5
1997
1998
1999
2000
2001
Income before tax
Operating cash flow
Operating cash flow / Income before tax



SEK M
%
30,000
24,000
18,000
12,000
6,000
0
40
32
24
16
8
0
1997
1998
1999
2000
2001
Capital employed
Return on capital employed, %
Return on capital employed befor goodwill amortization

DATA PER SHARE

	Q 1 2001 SEK	Q 2 2001 SEK	Q 3 2001 SEK	Q 4 2001 SEK	Full Year 2001 SEK	Q 1 2002 SEK	12 month rolling SEK
Earnings per share after tax and before conversion[3]	0.70	0.71	0.71	0.87 [4]	2.99 [4]	0.80	3.09 [4]
Earnings per share after tax and full conversion	0.70	0.71	0.71	0.86 [4]	2.98 [4]	0.81	3.09 [4]
Earnings per share after tax and full conversion excluding goodwill	1.27	1.29	1.32	1.51 [4]	5.39 [4]	1.45	5.57 [4]
Cash earnings per share after tax and full conversion	1.79	1.91	1.98	2.39 [4]	8.07 [4]	2.15	8.43 [4]
Shareholders' equity per share after full conversion	32.79	32.83	33.43	35.80	35.80	35.76	

SALES BY ORGANIZATIONAL UNIT

		Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	02/01 % [5]
Scandinavia	SEK M	486	472	444	512	1,914	478	-1
Finland	EUR M	31	32	30	33	126	30	-2
Central Europe [6]	EUR M	37	34	42	42	155	44	-1
South Europe [7]	EUR M	79	77	70	88	314	108	1
United Kingdom	GBP M	23	22	21	20	86	23	1
North America	USD M	204	223	255	255	937	266	1
South Pacific	AUD M	35	36	39	48	158	48	5
New markets [8]	SEK M	465	525	509	530	2,029	452	-7
Hotel locks	NOK M	245	256	213	206	920	222	-9
Identification	USD M	29	25	22	30	106	32	6
Total	SEK M	5,104	5,483	5,717	6,206	22,510	6,303	0

1) Translated using an average rate during the year of 9.15.
2) Translated using a closing rate at 31 March 2002 of 9.04.
3) Number of shares, thousands, used for the calculation amount to 353,799 for March 2002, 352,698 for March 2001 and 353,236 for December 2001.
4) Key data for 2001 are exclusive non-recurring items.
5) Organic growth, calculated from comparable units after adjustment for acqusitions and currency effects.
6) Germany, Netherlands & Switzerland.
7) France, Belgium, Italy & Spain.
8) Africa, Asia, Israel, South America & Eastern Europe.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has around 30,000 employees and annual sales of about EUR 3 billion.

Financial information from ASSA ABLOY will be published as follows:
Interim Report (1 January – 30 June): 9 August 2002
Interim Report (1 January – 30 September): 7 November 2002
Year-end Report for 2002: 6 February 2003
Annual Report for 2002: March 2003

Annual Reports and other Reports may be ordered from ASSA ABLOY AB.

ASSA ABLOY AB (publ) Klarabergsviadukten 90
P.O. Box 703 40, SE-107 23 Stockholm
Tel: +46 (0)8 506 485 00 Fax: +46 (0)8 506 485 85
www.assaabloy.com


SEK
6
5
4
3
2
1
0
1997
1998
1999
2000
2001
Earnings per share[4]
Earnings per share excl. goodwill[4]


SEK M
Times
20,000
16,000
12,000
8,000
4,000
0
2.0
1.6
1.2
0.8
0.4
0.0
1997
1998
1999
2000
2001
Net debt
Equity
Net debt / equity


Number of employees
SEK M
25,000
20,000
15,000
10,000
5,000
0
1.0
0.8
0.6
0.4
0.2
0.0
1997
1998
1999
2000
2001
Average numbers of employees
Sales per average no. of employees

ASSA ABLOY: growth profile

Stable organic growth
- Trend towards higher security
- After-market sales more than half the volume
- Electromechanical products
  - cross sales – new markets

Increasing margins
- Improvements in each unit
  - benchmarking
  - transfer of know-how

Cash flow even stronger
- Work flow and balance sheet rationalization
- Goodwill amortization

Consolidation opportunities
– focus on earnings per share (EPS)
- Fragmented industry – harmonization and R&D requirements lead to consolidation
- Strong cash flow funds acquisitions

ASSA ABLOY

ASSA ABLOY AB (publ.)

Postal Address: P.O. Box 70340, SE-107 23 Stockholm • *Visiting Address:* Klarabergsviadukten 90

Phone: +46 (0)8 506 485 00 • *Fax:* +46 (0)8 506 485 85

Registered No.: SE556059-3575 • *Registered Office:* Stockholm, Sweden • www.assaabloy.com

29 April 2002

INTERIM REPORT JANUARY - MARCH 2002

- Sales increased by 23% to SEK 6,303 M (5,104)
- Organic growth was 0% (3% per working day)
- Income before tax increased by 21% to SEK 460 M (380)
- Earnings per share (EPS) increased by 16% to SEK 0.81 (0.70)
- Earnings per share before goodwill amortization amounted to SEK 1.45 (1.27)
- Strong operating cash flow of SEK 643 M (293)
- Acquisition of Besam, world leader in door automatics
- Acquisition of VEMA, Dutch distributor of electromechanical products

SALES AND EARNINGS JANUARY-MARCH 2002

Sales for the period January to March 2002 amounted to SEK 6,303 M (5,104), which represents an increase of 23%. In local currencies the increase amounted to 19%. Since the start of the year the rate of organic growth has remained stable at around 3%, even with continued clean-out of unprofitable low-end products in the Yale companies and the downturn in the hotel segment. However, the quarter's figure for organic growth was 0% because Easter fell in March this year and the quarter therefore contained 3-4% fewer working days. Acquired units contribute by 19% to the increase of sales. Exchange-rate effects affected sales positively by SEK 240 M.

The Group's income before tax increased by 21% to SEK 460 M (380). Operating margin before goodwill amortization (EBITA) for the period was 13.7%, slightly above the fourth quarter pro forma. Previously the first quarter has always shown a lower margin than the last quarter, but positive effects from various integration and efficiency projects are starting to bring the expected results. Translation of foreign subsidiaries' earnings affected income positively by SEK 16 M due to exchange-rate variations.

Earnings per share after tax and full conversion increased by 16% to SEK 0.81 (0.70). Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.45 (1.27).

Operating cash flow before tax and acquisitions was strong and amounted to SEK 643 M (293). Cash earnings per share after tax and full conversion (CEPS) increased by 20% to SEK 2.15 (1.79).

DEVELOPMENT OF THE SUBSIDIARIES

Sales for the Finnish companies were somewhat below last year's. The Finnish home market is weak partly since the rapid expansion of the telecoms industry and its demand for additional premises has ceased. This has affected Abloy's sales of locks and especially those of various sophisticated electromechanical solutions. Export sales have continued to develop well. The new program of investment in manufacturing is now complete and is showing results in the form of a reduction in working capital and increased efficiency.

Growth in Scandinavia was affected by the long Easter break in Norway, and sales were just below last year's level. Earnings by the Norwegian companies increased strongly after the completion of the cost-reduction program. The Swedish companies continued to develop well. A number of products have been launched including the CLIQ electromechanical cylinder. Development in Denmark remained weak.

The German companies were affected by weakening of the German economy. Various product launches were made and will strengthen the market position. In the Netherlands, Ambouw showed good growth, and Lips is also beginning to show growth in response to the restructuring

work. The acquisition of VEMA, the leading electromechanical lock distributor in the Netherlands, will create a stronger platform for continuing growth. In Switzerland the integration of KESO is proceeding well and a number of cross-selling projects are underway. Overall, sales in Central Europe are running at a similar level to last year.

South Europe showed growth of 1%. The pace of growth was good at the start of the year, but the effect of Easter was quite strong, especially in France. As regards to the new 35-hour week reform people seem to prefer longer holidays rather than shorter working hours. Fichet's success in marketing high-security locks to private individuals continues. The acquisition of INITIAL strengthens our position in the field of electromechanical locks. In Spain the integration of TESA has started well, including the adjustments following the separation of the hotel business are continuing.

The British companies showed growth of 1%. A range of initiatives, aimed at creating growth and improving profitability have been taken, including product launches, reorganization of production into smaller Profit Centers and development of the marketing organization. The negative sales trend of recent years has now been turned. The company is steadily consolidating its market-leading position and creating better conditions for strong future development.

The North American business reported growth of 1%. Also this region started the year well but was affected by less number of working days in the quarter. The Yale integration has been successfully carried out. A new joint organization has been created with the aims of increasing cooperation and exploiting various synergies. Several new growth projects have begun. Emtek, which focuses on the residential market, continues to show very strong growth. The Mexican companies have begun the year strongly and the integration program is progressing according to plan.

Australia and New Zealand grew by 5%. Last year's many product launches, which included cylinders, padlocks and panic exit devices from different Group companies, are successful. The efficiency program is running well with steadily increasing margins. The integration of Interlock is progressing well and the company has started the year strongly.

In New Markets, South Africa continues to show strong sales and earnings growth, and products for higher security have successfully been launched. Brazil is developing well and show good growth. The addition of IMAB will strengthen our position especially in the retail segment. The Asian market remained weak. At the same time the clean-out of unprofitable low-end products continued. In the past year this process has reduced sales by SEK 100 M while earnings have significantly improved. East Europe is developing steadily. However Mul T-Lock has been hit by the serious situation in Israel. The company exports more than two-thirds of its production, but demand on the home market is currently very low.

The downturn in the hotel segment has slowed and the chances of a recovery towards the end of the year are increasing. The first quarter's sales were 9% down on the previous year. The sales drop is particularly strong in the USA. A successful cost-reduction program is underway and the company is showing increasing margins in spite of falling sales.

In the Identification segment the good growth continued, partly due to increased focus on security, reaching 6% for the first quarter. The integration of Indala is progressing well and the company has already reached the same margin as HID.

SIGNIFICANT EVENTS

Acquisition of Besam

ASSA ABLOY's strategy is based on creating security solutions that

prevent unauthorized entry while permitting safe and fast exit in emergency situations, and also being simple and convenient to use. Door automatics is a natural component of such solutions. Automatic products and systems are steadily growing in importance in society but up to now have formed only a limited part of ASSA ABLOY's product portfolio. In the task of developing tomorrow's locking solutions, it has become increasingly important to take a leading position in this segment too.

The world market for door automatics totals SEK 10-12 billion and has grown historically at 7 10% a year. The Swedish company Besam has annual sales of SEK 2,100 M and a profitability of more than 10%. Service and maintenance account for about one-third of sales and show very high profitability.

The acquisition price is SEK 3,050 M, most of the goodwill is tax-deductible and the acquisition is expected to contribute to earnings per share from 2003. For more information regarding the acquisition of Besam, see separate press release sent earlier today.

Acquisition of VEMA
ASSA ABLOY has signed an agreement to acquire VEMA, market leader in electromechanical locking solutions in the Netherlands. VEMA sells effeff's product range among others. The company has annual sales of EUR 9 M and shows high profitability. The acquisition will contribute to EPS from the outset.

Acquisition of IMAB
ASSA ABLOY has signed a letter of intent to acquire IMAB, one of the leading lock companies in Brazil. IMAB focuses primarily on the retail segment and has shown strong growth in recent years. IMAB has annual sales of BRL 15 M (SEK 80 M) and has 320 employees.

Acquisition of INITIAL
ASSA ABLOY has acquired the French company INITIAL, which has been Abloy's distributor for many years. The company has annual sales of EUR 3.3 M and specializes in electromechanical locking solutions.

ACCOUNTING PRINCIPLES
The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods.

OUTLOOK FOR 2002
ASSA ABLOY's development prospects are substantial. The Group's strong position and security-driven growth, the increased need for user-friendly locking solutions, the potential for continued rationalization and the consolidation of the lock industry create conditions for continued good profit development.

Stockholm, 29 April 2002

Carl-Henric Svanberg
President and CEO

This Interim Report has not been reviewed by the Group's Auditor.

Financial information

Interim Report (1 January - 30 June): 9 August 2002
Interim Report (1 January - 30 September): 7 November 2002
Year-end Report for 2002: 6 February 2003
Annual Report for 2002: March 2003

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +46 8 506 485 52 or +46 70 510 05 51
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

Information about the analysts' meeting, web and telephone conference later today
can be found on ASSA ABLOY's website, www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locks and associated products
dedicated to satisfying end-user needs for security, safety and convenience. The Group has around 30,000
employees and annual sales of approx EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

29 April 2002
No. 04/02

ASSA ABLOY acquires Besam – world leader in door automatics

- Besam is the leader in door automatics, with world-wide distribution
- Door automatics is important in the development of a secure and convenient door function
- Besam has annual sales of SEK 2,100 M with a profit margin exceeding 10%
- The company's share of the world market is about 15%
- The market for door automatics has shown sustained growth of 7-10% a year
- The acquisition price is SEK 3,050 M
- The acquisition is expected to add to EPS from 2003, with positive cash flow from the start

Background

ASSA ABLOY's strategy is based on creating security solutions that prevent unauthorized entry while permitting safe and fast exit in emergency situations, and also being simple and convenient to use.

Door automatics is a natural component of such solutions. Automatic products and systems are steadily growing in importance in society, but up to now have formed only a limited part of ASSA ABLOY's product portfolio. A parent pushing a baby carriage and trying to open a door; hospital staff transporting a patient through hospital corridors; a wheelchair-bound person trying to gain entry to a public building – these are typical cases where door automatics provides essential convenience and functionality.

In the task to develop tomorrow's locking solutions it has become increasingly important to take a leading position in this segment too. One alternative was to develop a position within the area, but would require major investment in both product and market development. Nor, except in the long term, would such a venture give us the profitable aftermarket business that a large installed base can provide. An increased integration of products surrounding the door also creates opportunities for inter-connected and more cost-effective solutions, which also becomes simpler to install and maintain. However, this requires more coordinated development resources, which are available only to the major players.

Besam

Besam is the world leader in the field of door automatics. The company was founded in Landskrona, Sweden, in 1962 by Bertil Samuelsson. The product range consists of automatic door operators for swing doors, sliding doors and revolving doors. The company's market share in Western Europe and the USA for the different product groups varies between 15% and 30%.

Besam is the only global player in the door automatics market. The company is represented in more than 60 countries and has its own subsidiaries in 20 of them. Service and maintenance

form an important and highly profitable part of the business and account for 30% of sales. It is only in recent years that the company has started to focus on this side of the business. Growth is currently running at more than 10% and there is substantial potential for development.

Besam holds a unique position by virtue of its strong brand, its large installed base and its worldwide organization and aftermarket service. The head office and much of the production are located in Sweden. There are also manufacturing plants in Germany and the USA. There are about 1,400 employees, of which 310 are in Sweden.

In recent years a major project to increase efficiency throughout the business has been launched. Rationalization of production is underway, with increased use of standard components and simpler workflows. There is greater focus on specific customer segments and on profitability by product group and by market. Growth during this period has been weaker, but the increased understanding of the business and the initiatives taken has greatly increased future opportunities for good volume and profit development.

The market for door automatics has grown historically at 7-10% a year, of which new sales account for 5% while the aftermarket has been growing faster.

Financial effects

ASSA ABLOY is acquiring Besam from AB Industrivärden, which has owned Besam for the past ten years. The purchase price is SEK 3,050 M for the debt-free company. The acquisition creates goodwill of about SEK 2,400 M, which to a large extent will be tax-deductible and amortized for 20 years. The acquisition is expected to contribute positively to earnings per share from 2003 and to generate positive cash flow from the outset.

It is intended that the acquisition of Besam will be financed through the issue of 20,000,000 shares and through existing loan arrangements. The proposal to approve a share issue will be put before an Extraordinary General Meeting, at which the Board of Directors is expected to be authorized to issue these shares between then and the next Annual General Meeting. It is planned to place the shares with a number of institutional investors at the current market price.

The acquisition is subject to regulatory approvals and is expected to close at mid-year.

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +44 8 506 485 52 or +44 70 510 05 51
Göran Jansson, Chief Financial Officer, tel: +44 8 506 485 72 or +44 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +44 8 506 485 00, Fax: + 44 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

29 April 2002
no. 6/02

Annual General Meeting in ASSA ABLOY AB (publ)

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, all the members of the board – Georg Ehrnrooth, Melker Schörling, Gustaf Douglas, Per-Olof Eriksson, Göran J Ehrnrooth, Carl-Henric Svanberg and Sven-Christer Nilsson – were re-elected. At the Statutory Meeting following the General Meeting, Georg Ehrnrooth was re-elected Chairman of the Board.

Dividend

The General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 1.00 per share. Friday 3 May 2002 was established as record day and payment from VPC (the Securities Register Centre) is expected to start on Wednesday 8 May 2002.

Amendment of the Articles of Association and Election of Auditor

The General Meeting decided to amend the Articles of Association so that not only named auditors, but also a registered accountancy firm, can be elected to audit the company's management and accounts. The auditor in office before the General Meeting, Anders Lundin, will forthwith be the representative for the accountancy firm elected by the General Meeting, PricewaterhouseCoopers AB.

Stockholm 29 April 2002

ASSA ABLOY AB (publ)

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46-8-506 485 52 or +46-70-510 05 51
or Göran Jansson, CFO, tel. +46-8-506 485 72 or +46-70-698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locks and associated products dedicated to satisfying end-user needs for security, safety and convenience. The Group has around 30,000 employees and annual sales of approx EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

13 May 2002
no. 7/02

Extraordinary General Meeting in ASSA ABLOY AB (publ)

Today, the Board of Directors has resolved to convene an Extraordinary General Meeting of Shareholders and has proposed a resolution to authorise the Board of Directors to decide upon the issue of new shares in accordance with the below.

The shareholders in ASSA ABLOY AB are hereby invited to attend an Extraordinary Meeting of shareholders to be held at 2 p.m. on Tuesday May 28, 2002, in the Conference Hall "Polstjärnan", Sveavägen 77, Stockholm.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the Extraordinary Meeting must:

(i) be recorded in the printout of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday May 18, 2002 (recordings in the share register must, due to the weekend, at latest be made by Friday May 17, 2002);

and

(ii) notify ASSA ABLOY AB of their intent to attend the Meeting at address: ASSA ABLOY AB, "Extraordinary Meeting", P.O. Box 70340, SE-107 23 Stockholm, Sweden, by telephone +46 8 506 485 00 or by telefax +46 8 506 485 85 by 4 p.m., Wednesday May 22, 2002 at the latest.

When giving notice of attendance, the shareholder shall state name, personal registration number (corporate identity number), address, telephone number and the number and series of shares held. Proxy to act on behalf of a shareholder shall be sent together with the notice of attendance. Representative of a juridical person shall hand in a copy of a registration certificate or similar papers of authorisation.

In order to participate in the proceedings of the Extraordinary Meeting, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC. Such registration must be made by Friday May 17, 2002 at the latest, and the banker or broker should therefore be notified as soon as possible before said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.

4. Approval of the agenda.
5. Election of one or two person(s) to attest the correctness of the minutes.
6. Determination of compliance with the rules of convocation.
7. Presentation of the report by the Board of Directors regarding matters of material significance to the company which have taken place following publication of the annual report for the year 2001, and the statement issued by the auditor regarding the aforementioned report.
8. Decision to authorise the Board of Directors to decide to issue new shares.
9. Closing of the Meeting.

Decision to authorise the Board of Directors to decide to issue new shares (paragraph 8 on the agenda)

In order to raise capital to fund the company's acquisition of Besam Aktiebolag, the Board of Directors proposes that that the Extraordinary Meeting authorises the Board of Directors to, at one or more occasions before the next annual general meeting and with the possibility to deviate from the shareholders' pre-emption rights, resolve to increase the company's share capital through issue of a maximum of 20,000,000 shares, series B, each with a nominal value of SEK 1, leading to an increase of the company's share capital with a maximum of SEK 20,000,000. The basis for the decision on the subscription price shall be an estimate of the shares' market value as at the respective time of issue. The shares shall be paid for in cash. The Board of Directors shall be entitled to decide the other terms for the issue. If the authorisation is used to its full extent, this would lead to a dilution of 5.7 percent of the share capital and 4.0 percent of the votes in the company.

C. DOCUMENTATION

The following documentation will be available at the company during one week before the Extraordinary Meeting.

1. The Board of Directors' complete proposal regarding authorisation for the Board of Directors to decide to issue new shares.
2. The Annual Report for the year 2001 with a notation of the Annual General Meetings' decision regarding dividend.
3. The Auditor's Report for the year 2001.
4. A report by the Board of Directors regarding matters of material significance to the company which have taken place following publication of the annual report for the year 2001, with a statement issued by the auditors regarding the aforementioned report.

Copies of the documentation will further be sent to the shareholders who so request and state their address and will also be available at the Extraordinary Meeting.

Welcome!
Stockholm in May 2002
Board of Directors
ASSA ABLOY AB (publ)

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46-8-506 485 52 or +46-70-510 05 51
or Göran Jansson, CFO, tel. +46-8-506 485 72 or +46-70-698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

28 May 2002
no. 8/02

Extra General Meeting of ASSA ABLOY AB (publ)

The Extra General Meeting of ASSA ABLOY AB (publ) has on 28 May 2002 resolved to authorize the Board of Directors to increase the registered share capital of the company by way of a new share issue of up to 20,000,000 series B shares (cash issue), to an issue price based on the market value of the share as at the respective time of issue. The new share issue shall be able to take place with deviation from the existing shareholders' pre-emption rights.

Stockholm, 28 May 2002

ASSA ABLOY AB (publ)

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46-8-506 485 52 or +46-70-510 05 51
or Göran Jansson, CFO, tel. +46-8-506 485 72 or +46-70-698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

30 May 2002
no. 9/02

The Board of Directors of ASSA ABLOY AB (publ) adopts resolution on new issue of shares

The Board of Directors of ASSA ABLOY AB (publ) has on 30 May 2002 resolved, in accordance with the authorization from the Extra General Meeting of Shareholders, to increase the registered share capital of the company by way of a new share issue of 10,000,000 new series B shares. The issue price is set to SEK 126 per share. The new share issue has been effected in cooperation with Crédit Agricole Indosuez Cheuvreux Nordic AB, who has been the sole manager and book-runner. The new share issue has taken place by private placement to a number of Swedish and foreign institutional investors. The company has through the issue been provided with capital of an amount of SEK 1.26 billion, which, as previously stated, shall be used to finance the company's acquisition of Besam AB. ASSA ABLOY's financial strength will be reinforced thereafter. Further usage of authorisation of the new share issue will only take place in accordance with possible future acquisitions.

Stockholm, 30 May 2002

ASSA ABLOY AB (publ)

For further information, please contact
Carl-Henric Svanberg, President & CEO, tel: +46-8-506 485 52 or +46-70-510 05 51
or Göran Jansson, CFO, tel. +46-8-506 485 72 or +46-70-698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

1 July 2002
No. 10/02

ASSA ABLOY has closed the acquisition of Besam – world leader in door automatics

- Besam is the leader in door automatics, with world-wide distribution
- Door automatics is important in the development of a secure and convenient door function
- Besam has annual sales of SEK 2,100 M with a profit margin exceeding 10%
- The company's share of the world market is about 15%
- The market for door automatics has shown sustained growth of 7-10% a year
- The acquisition price is SEK 3,050 M
- The acquisition is expected to add to EPS from 2003, with positive cash flow from the start

Background

On 29 April 2001 ASSA ABLOY AB entered into an agreement with AB Industrivärden to acquire Besam. The regulatory officials have approved the acquisition and the companies will be consolidated from 1 July 2002. The purchase price is SEK 3,050 M for the debt-free company. The acquisition creates goodwill of about SEK 2,400 M, which to a large extent will be tax-deductible and amortized for 20 years. The acquisition is expected to contribute positively to earnings per share from 2003 and to generate positive cash flow from the outset.

The acquisition of Besam has been financed through the issue of 10,000,000 shares and through existing loan arrangements.

ASSA ABLOY's strategy is based on creating security solutions that prevent unauthorized entry while permitting safe and fast exit in emergency situations, and also being simple and convenient to use. Door automatics is a natural component of such solutions. Automatic products and systems are steadily growing in importance in society, and have formed only a limited part of ASSA ABLOY's product portfolio.

Besam is the world leader in the field of door automatics. With a product range consistsing of automatic door operators for swing doors, sliding doors and revolving doors. The company's market share in Western Europe and the USA for the different product groups varies between 15% and 30%. The company is represented in more than 60 countries and has its own subsidiaries in 20 of them. Service and maintenance form an important and highly profitable part of the business and account for more than 30% of sales. It is only in recent years that the company has started to focus on this side of the business. Growth is currently running at more than 10% and there is substantial potential for development.

Further information can be obtained from
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

INVITATION FROM ASSA ABLOY

2 August 2002

ASSA ABLOY Interim Report January-June 2002

The ASSA ABLOY Group will release the Interim Report January-June 2002 on **Friday 9 August 2002**. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Operaterassen, Stockholm

Carl-Henric Svanberg's presentation of the Interim Report January-June 2002 will be sent live on ASSA ABLOY's website **http://www.assaabloy.com**. Please note that you have to download Real Player in order to see the presentation (www.real.com).

The agenda for the investors' meeting and web conference on **Friday 9 August** will be as follows **(Swedish time, GMT + 1)**:

15.00 Investors' meeting and live web conference starts
Presentation of the Interim Report January-June 2002 by Carl-Henric Svanberg, President and CEO
15.30 Questions and answers (you can also call in on telephone nr: +44 208 241 0004 where you will be cued to ask any questions)
15.50 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0) 208 781 0571**. The agenda for the telephone conference on **Friday 9 August** will be as follows **(Swedish time, GMT + 1)**:

17.00 Call in to the conference
17.10 Review of the Interim Report January-June 2002 by Carl-Henric Svanberg, President and CEO, and Göran Jansson, CFO
17.40 Questions and answers
18.00 Closing of telephone conference

Copies of the (Interim Report January-June 2002) presentation will be available one hour before the conference starts at **http://www.assaabloy.com.**

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0) 208 288 4459, access code: 653812.

If you have any questions concerning the two activities, please contact Natasha Knutsson, telephone number +46 (0) 8 506 485 71 or e-mail natasha.knutsson@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

9 August 2002
No. 11/02

INTERIM REPORT FOR THE SECOND QUARTER OF 2002

- Sales increased 14% – greater focus on organic growth
- Income before tax increased 26% from ongoing improvements and increased Group coordination
- Operating margin, EBITA increased relative to the first quarter, to 13.9%
- Strong operating cash flow, 183% of income, from continued successful capital rationalization
- Acquisition of Besam and issue of 10 million shares completed

SEK	Second quarter			Six months		
	2002	2001	Change	2002	2001	Change
Sales, million	6,245	5,483	14%	12,549	10,587	19%
Organic growth, %	-	-	4%	-	-	2%
EBITA margin, %	13.9	14.0	-	13.8	14.3	-
Income before tax, million	484	385	26%	944	765	23%
Earnings per share (EPS)	0.84	0.71	18%	1.65	1.41	17%
EPS excluding goodwill	1.48	1.29	15%	2.93	2.56	14%
Operating cash flow, million	886	532	67%	1,528	825	85%

SALES AND EARNINGS

Sales for the second quarter increased by 14% to SEK 6,245 M. In local currencies the increase amounted to 17%. Acquired units contributed 13% to the increase in volume. Exchange-rate effects affected sales negatively by SEK 185 M compared with the equivalent period last year. Organic growth amounted to 4%. All markets reported a positive trend including the expected "Easter effect", apart from Germany where the market continues to weaken. Sales in the hotel segment have now stabilized but at a lower level than last year's. The previously announced clean-out of non-profitable low-end products in the Yale units continues and will be completed this year.

Sales for the period January to June 2002 totaled SEK 12,549 M, which represents an increase of 19%. Organic growth was 2%. Acquired units contributed 16% to the increase in volume. Exchange-rate affected sales positively by SEK 55 M compared with the equivalent period last year.

The Group's income before tax for the second quarter increased by 26% to SEK 484 M (385). Exchange-rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 17 M. Operating margin before goodwill amortization (EBITA) was 13.9%. A large number of ongoing

integration and rationalization projects in the Group's various companies as well as the growing coordination in areas such as purchasing and production contributes to the improved margins.

The Group's income before tax for the half year increased by 23% to SEK 944 M (765). Exchange-rate variations when translating foreign subsidiaries' earnings had only a marginal effect.

Earnings per share after tax and full conversion amounted to SEK 0.84 (0.71) for the quarter, an increase of 18%. Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.48. For the half year, earnings per share after tax and full conversion increased by 17% to SEK 1.65 (1.41) for the quarter, and earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 2.93.

Operating cash flow before tax and company acquisitions for the second quarter totaled SEK 886 M (532), which represents 183% of income. Cash flow for the half year was SEK 1,528 M. Programs to shorten lead-times and reduce working capital continues to contribute. The strong cash flow is also an indicator of quality in the reported results and of a consistent application of prudent accounting principles.

DEVELOPMENT OF THE SUBSIDIARIES

In Scandinavia growth during the quarter was good at 7%, and growth for the half year amounted to 3%. Sweden reported the highest rate of growth. Earnings continue to improve and the rate of increase here is especially strong in the Norwegian operation. The move of the Norwegian foundry operation to Romania has now been completed, with the expected positive results. Development of the Danish operation remains weak and actions have been taken.

The Finnish units increased sales in the second quarter by 4% and growth for the half year totaled 1%. The home market remained weak but is beginning to show signs of recovery. Export sales developed well, with sales to Russia in particular showing strong growth again.

The German units reported a weak second quarter, affected by the continued weakening of the German economy. Growth for the half year was −2% with no signs of an early upturn. To ensure continued earnings growth, a restructuring and cost-reduction program has therefore been initiated. The integration of Keso and Lips is continuing with various rationalization and cross-selling projects.

South Europe increased sales by 5% in the second quarter and the overall rate for the half year is 3%. All the French units are developing well. Integration of the Spanish company Tesa is proceeding as planned. Work to compensate for the divestment of hotel-component production is continuing, and both sales and earnings are developing well. Belgium and Italy showed lower rates of growth.

The British units increased sales in the second quarter by 3%, and growth for the first half year was 2%. A number of new products with obvious sales potential were launched. At the same time various efficiency projects are continuing which are laying the ground for continuing good development of earnings. The production of detention locks has moved to new and more efficient premises. The move however, has affected sales and profit negatively in the short term.

Growth for the North American operation was 3% for the second quarter and 2% for the half year. There are no obvious signs of any weakening. Most sales are to the institutional segment where there is continuing stable development. Earnings overall are continuing to improve. The new organization increases focus on efficiency and growth and makes it easier to take advantage of various coordination opportunities. As expected, growth in security doors was weaker, but earnings are developing well through the ongoing realization of synergies between UDP and other door units. Emtek's strong

expansion in the residential market is continuing. The integration of the new Mexican operations is progressing well and both sales and earnings show strong development.

Australia and New Zealand increased their growth rate to 9% in the second quarter and achieved sales growth of 7% for the half year. The strongest growth rates came from products focusing on higher security for the residential market. All companies in the region reported increasing earnings, not least the newly acquired Interlock in New Zealand, which performed well ahead of its acquisition plan.

New Markets have begun to show renewed growth. Sales increased by 1% during the quarter, but were 3% behind last year's for the half year. South Africa, Brazil and eastern Europe made strong advances in both sales volumes and earnings. In Asia the elimination of non-profitable low-end products is still continuing, while earnings are increasing as expected. Mul-T-Lock is affected by a weak home market, but the company, which exports most of its production, is expected to start showing increased sales during the autumn.

The Hotel segment now appears to have stabilized at a lower level, and the expectation of an upturn towards the end of the year still holds. Sales during the second quarter were down by 15% and total sales after six months were 12% below last year's. In spite of this, VingCard increased its earnings by virtue of a comprehensive restructuring program, and the company is now well positioned for the future. In addition, active steps have been taken to increase coordination between the Group's various units in the segment.

Growth in the Identification segment remained stable at 6%. The integration of Indala has been successfully completed. During the period Codas, the distributor for both HID and Indala in Brazil and Argentina, was acquired and will become the platform for continued expansion in South America.

SIGNIFICANT EVENTS

Acquisition of Besam

The acquisition of Besam, the world leader in the field of door automatics, has been completed.

ASSA ABLOY's strategy is based on creating security solutions that prevent unauthorized entry while permitting safe and fast exit in emergency situations, and also being simple and convenient to use. Door automatics is a natural component of such solutions. Automatic products and systems are steadily growing in importance in society but up to now have formed only a limited part of the Group's product portfolio. In the task of developing tomorrow's locking solutions, it has become increasingly important to take a leading position in this segment too.

The world market for door automatics totals SEK 10-12 billion, with historically good growth. Besam has annual sales of SEK 2,100 M and an EBIT margin of around 10%. Service and maintenance account for about one-third of sales and show good growth with very high profitability.

The acquisition price was SEK 3,050 M and most of the goodwill is tax-deductible. The acquisition is expected to contribute to earnings per share from 2003.

As part of the financing for the acquisition, 10 million shares were issued during the period to a number of international investors. The issue brought in a total of SEK 1,260 M.

ACCOUNTING PRINCIPLES

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods.

OUTLOOK FOR 2002

ASSA ABLOY's development prospects are substantial. The Group's strong position and security-driven growth, the increased need for user-friendly locking solutions, the potential for continued rationalization and the consolidation of the lock industry create conditions for continued good volume and profit development.

Stockholm, 9 August 2002

Carl-Henric Svanberg
President and CEO

REVIEW REPORT

We have reviewed this interim report in accordance with the recommendation issued by FAR. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 9 August 2002

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

Interim Report (1 January – 30 September):	7 November 2002
Year-end Report for 2002:	6 February 2003
Annual Report for 2002:	March 2003

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +46 8 506 485 52 or +46 70 510 05 51
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

Information about the analysts' meeting, web and telephone conference later today can be found on ASSA ABLOY's website, **www.assaabloy.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locks and associated products dedicated to satisfying end-user needs for security, safety and convenience. The Group has around 30,000 employees and annual sales of approx. EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jan-Jun 2002 EUR M[1]	Jan-Jun 2002 SEK M	Jan-Jun 2001 SEK M	Apr-Jun 2002 SEK M	Apr-Jun 2001 SEK M	Jan-Dec 2001 SEK M
Sales	1,371.4	12,548.7	10,587.2	6,245.4	5,483.1	22,510.0
Cost of goods sold	-841.9	-7,703.5	-6,483.7	-3,807.7	-3,367.4	-13,863.1
Gross Income	**529.5**	**4,845.2**	**4,103.5**	**2,437.7**	**2,115.7**	**8,646.9**
Selling and administrative expenses	-340,5	-3,115.7	-2,592.1	-1,570.8	-1,348.2	-5,487.7
Operating income before goodwill amortization	**189.0**	**1,729.5**	**1,511.4**	**866.9**	**767.5**	**3,159.2**
Goodwill amortization	-50.7	-464.2	-410.6	-231.8	-208.3	-860.4
Non-recurring items	-	-	-	-	-	-166.0
Operating income	**138.3**	**1,265.3**	**1,100.8**	**635.1**	**559.2**	**2,132.8**
Financial items	-35.5	-325.1	-339.0	-154.0	-177.4	-664.4
Share in earnings of associated companies	0.4	4.0	3.2	2.6	3.4	7.2
Income before tax	**103.2**	**944.2**	**765.0**	**483.7**	**385.2**	**1,475.6**
Tax	-36.4	-332.4	-267.7	-170.2	-134.8	-507.4
Minority interests	-2.9	-26.7	-0.2	-12.6	-0.7	-19.6
Net income	**63.9**	**585.1**	**497.1**	**300.9**	**249.7**	**948.6**

EARNINGS PER SHARE	Jan-Jun 2002 SEK	Jan-Jun 2001 SEK	Apr-Jun 2002 SEK	Apr-Jun 2001 SEK	Jan-Dec 2001 SEK
Earnings per share after tax and before conversion [3]	1.65	1.41	0.85	0.71	2.99 [4]
Earnings per share after tax and full conversion	1.65	1.41	0.84	0.71	2.98 [4]
Earnings per share after tax and full conversion excluding goodwill	2.93	2.56	1.48	1.29	5.39 [4]

CASH FLOW STATEMENT	Jan-Jun 2002 EUR M[1]	Jan-Jun 2002 SEK M	Jan-Jun 2001 SEK M	Apr-Jun 2002 SEK M	Apr-Jun 2001 SEK M	Jan-Dec 2001 SEK M
Cash flow from operating activities	165.7	1,516.5	896.4	881.3	572.2	2,631.2
Cash flow from investing activities	-72.5	-663.0	-3,976.6	-360.3	-1,562.7	-7,112.2
Cash flow from financing activities	-65.6	-600.2	2,386.8	-146.1	1,036.2	4,259.4
Cash flow	**27.7**	**253.3**	**-693.4**	**374.9**	**45.7**	**-221.6**

BALANCE SHEET	30 Jun 2002 EUR M[2)]	30 Jun 2002 SEK M	30 Jun 2001 SEK M	31 Dec 2001 SEK M
Intangible fixed assets	1,618.1	14,708.8	16,055.4	16,557.8
Tangible fixed assets	688.3	6,256.4	5,660.3	6,941.5
Financial fixed assets	63.5	577.1	525.8	566.8
Inventories	381.6	3,468.8	3,521.0	3,812.0
Receivables	472.2	4,292.0	4,240.2	4,338.5
Other non-interest-bearing current assets	91.0	827.3	746.6	759.7
Interest-bearing current assets	196.9	1,790.4	1,522.0	1,692.7
Total assets	**3,511.6**	**31,920.8**	**32,271.3**	**34,669.0**
Shareholders' equity	1,340.0	12,180.4	11,537.7	11,845.6
Minority interests	42.8	389.0	436.4	481.7
Interest-bearing provisions	112.6	1,023.5	1,065.5	1,093.0
Non-interest-bearing provisions	39.0	354.6	313.0	358.3
Interest-bearing long-term liabilities	1,030.8	9,370.4	7,502.7	12,111.0
Non-interest-bearing long-term liabilities	3.1	28.3	20.5	16.3
Interest-bearing current liabilities	453.9	4,126.3	6,979.3	4,074.5
Non-interest-bearing current liabilities	489.4	4,448.3	4,416.2	4,688.6
Total shareholders' equity and liabilities	**3,511.6**	**31,920.8**	**32,271.3**	**34,669.0**

CHANGE IN SHAREHOLDER'S EQUITY	30 Jun 2002 EUR M	30 Jun 2002 SEK M	30 Jun 2001 SEK M	31 Dec 2001 SEK M
Opening balance 1 January	**1,272.4**	**11,845.6**	**10,659.0**	**10,659.0**
Conversion to shares [2)]	1.5	14.0	55.6	58.2
New share issue [2, 5)]	136.8	1,243.7	-	-
Dividend [2)]	-38.9	-353.8	-317.8	-317.8
Exchange difference for the year	-95.7	-1,154.2	643.8	497.6
Net Income [1)]	63.9	585.1	497.1	948.6
Closing balance at end of period [2)]	**1,340.0**	**12,180.4**	**11,537.7**	**11,845.6**

KEY RATIO	Jan-Jun 2002	Jan-Jun 2001	Jan-Dec 2001
Return on capital employed, %	9.8	9.7	9.7 [4]
Return on capital employed before goodwill amortization, %	32.0	34.1	32.9 [4]
Operational return on capital employed, %	13.4	13.3	13.3 [4]
Return on shareholders' equity, %	9.2	8.8	8.9 [4]
Equity ratio, %	39.4	37.0	35.6
Interest coverage ratio, times	3.6	3.2	3.5 [4]
Interest on convertible debentures net after tax, SEK M	14.5	4.4	9.0
Number of shares, thousands	363,990	353,453	353,751
Number of shares after full conversion, thousands	371,730	356,712	361,730
Average number of employees	28,254	22,943	24,211

[1] Translated using an average rate during the year of 9.15

[2] Translated using a closing rate at 30 June 2002 of 9.09

[3] Number of shares, thousands, used for the calculation amount to 355,340 for June 2002, 352,912 for June 2001 and 353,236 for December 2001.

[4] Excluding non-recurring items.

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Jun 2001	Full Year 2001	Q 1 2002	Q 2 2002	Jan-Jun 2002	12 month rolling
Sales	5,104.1	5,483.1	5,716.6	6,206.2	10,587.2	22,510.0	6,303.3	6,245.4	12,548.7	24,471.5
Organic growth	4%	4%	4%	0%	4%	3%	0%	4%	2%	-
Gross income	**1,987.8**	**2,115.7**	**2,164.2**	**2,379.2**	**4,103.5**	**8,646.9**	**2,407.5**	**2,437.7**	**4,845.2**	**9,388.6**
Gross income / Sales	38.9%	38.6%	37.9%	38.3%	38.8%	38.4%	38.2%	39.0%	38.6%	38.4%
Operating income before depreciation	**922.1**	**991.1**	**1,024.5**	**1,082.2**	**1,913.2**	**4,019.9**	**1,104.3**	**1,105.5**	**2,209.8**	**4,316.5**
Gross margin (EBITDA)	18.1%	18.1%	17.9%	17.4%	18.1%	17.9%	17.5%	17.7%	17.6%	17.6%
Depreciation	-178.2	-223.6	-228.0	-230.9	-401.8	-860.7	-241.7	-238.6	-480.3	-939.2
Operating income before goodwill amortization	**743.9**	**767.5**	**796.5**	**851.3**	**1,511.4**	**3,159.2**	**862.6**	**866.9**	**1,729.5**	**3,377.3**
Operating margin before goodwill amortization (EBITA)	14.6%	14.0%	13.9%	13.7%	14.3%	14.0%	13.7%	13.9%	13.8%	13.8%
Goodwill amortization	-202.3	-208.3	-218.1	-231.7	-410.6	-860.4	-232.4	-231.8	-464.2	-914.0
Non-recurring items	-	-	-	-166.0	-	-166.0	-	-	-	-166.0
Operating income	**541.6**	**559.2**	**578.4**	**453.6**	**1,100.8**	**2,132.8**	**630.2**	**635.1**	**1,265.3**	**2,297.3**
Operating margin (EBIT)	10.6%	10.2%	10.1%	10.0% [4]	10.4%	10.2% [4]	10.0%	10.2%	10.1%	10.1% [4]
Financial items	-161.6	-177.4	-171.2	-154.2	-339.0	-664.4	-171.1	-154.0	-325.1	-650.5
Income before tax	**379.8**	**385.2**	**408.0**	**302.6**	**765.0**	**1,475.6**	**460.5**	**483.7**	**944.2**	**1,654.8**
Profit margin (EBT)	7.4%	7.0%	7.1%	7.6% [4]	7.2%	7.3% [4]	7.3%	7.7%	7.5%	7.4% [4]
Tax	-132.9	-134.8	-142.9	-96.8	-267.7	-507.4	-162.2	-170.2	-332.4	-572.1
Minority interest	0.5	-0.7	-12.8	-6.6	-0.2	-19.6	-14.1	-12.6	-26.7	-46.1
Net income	**247.4**	**249.7**	**252.3**	**199.2**	**497.1**	**948.6**	**284.2**	**300.9**	**585.1**	**1,036.6**

OPERATING CASH FLOW

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Jun 2001	Full Year 2001	Q 1 2002	Q 2 2002	Jan-Jun 2002	12 month rolling
Operating income before goodwill amortization	743.9	767.5	796.5	851.3	1,511.4	3,159.2	862.6	866.9	1,729.5	3,377.3
Depreciation	178.2	223.6	228.0	230.9	401.8	860.7	241.7	238.6	480.3	939.2
Net capital expenditure	-129.0	-161.7	-281.9	-257.3	-290.7	-829.9	-154.6	-211.7	-366.3	-905.5
Change in working capital	-270.0	-133.3	173.0	153.1	-403.3	-77.2	-154.8	148.0	-6.8	319.3
Paid and recieved interest	-238.9	-172.6	-259.9	-146.0	-411.5	-817.4	-160.4	-168.5	-328.9	-734.8
Adjustment for non-cash items	9.0	8.2	2.7	23.1	17.2	43.0	8.3	12.3	20.6	46.4
Operating cash flow	**293.2**	**531.7**	**658.4**	**855.1**	**824.9**	**2,338.4**	**642.8**	**885.6**	**1,528.4**	**3,041.9**
Operating cash flow / Income before tax	0.77	1.38	1.61	1.82 [4]	1.08	1.42 [4]	1.40	1.83	1.62	1.67 [4]

CHANGE IN NET DEBT

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Jun 2001	Full Year 2001	Q 1 2002	Q 2 2002	Jan-Jun 2002
Net debt at beginning of the period	8,538.2	12,063.0	14,004.7	13,961.4	8,538.2	8,538.2	15,534.2	14,987.2	15,534.2
Operating cash flow	-293.2	-531.7	-658.4	-855.1	-824.9	-2,338.4	-642.8	-885.6	-1,528.4
Paid tax	98.0	121.2	135.3	182.6	219.2	537.1	162.1	216.1	378.2
Acquisitions	2,699.2	1,919.6	218.0	2,418.1	4,618.8	7,254.9	148.2	148.5	296.7
New share issue							-	-1,243.7 [5]	-1,243.7 [5]
Dividend	-	317.8	-	-	317.8	317.8	-	353.8	353.8
Translation differences	1,020.8	114.8	261.8	-172.8	1,135.6	1,224.6	-214.5	-936.4	-1,150.9
Net debt at end of period	**12,063.0**	**14,004.7**	**13,961.4**	**15,534.2**	**14,004.7**	**15,534.2**	**14,987.2**	**12,639.9**	**12,639.9**
Net debt / Equity ratio, times	1.05	1.21	1.19	1.31	1.21	1.31	1.26	1.04	1.04

CAPITAL EMPLOYED AND FINANCING

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Q 1 2002	Q 2 2002
Capital employed	23,922.2	25,978.8	26,192.6	27,861.5	27,285.2	25,209.3
- of which goodwill	15,223.0	15,853.0	15,777.4	16,371.0	15,743.5	14,530.6
Net debt	12,063.0	14,004.7	13,961.4	15,534.2	14,987.2	12,639.9
Minority interest	390.8	436.4	469.8	481.7	436.6	389.0
Shareholders' equity	11,468.4	11,537.7	11,761.4	11,845.6	11,861.4	12,180.4

DATA PER SHARE

	Q 1 2001 SEK	Q 2 2001 SEK	Q 3 2001 SEK	Q 4 2001 SEK	Jan-Jun 2001 SEK	Full Year 2001 SEK	Q 1 2002 SEK	Q 2 2002 SEK	Jan-Jun 2002 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.70	0.71	0.71	0.87 [4]	1.41	2.99 [4]	0.80	0.85	1.65	3.23 [4]
Earnings per share after tax and full conversion	0.70	0.71	0.71	0.86 [4]	1.41	2.98 [4]	0.81	0.84	1.65	3.22 [4]
Earnings per share after tax and full conversion excluding goodwill	1.27	1.29	1.32	1.51 [4]	2.56	5.39 [4]	1.45	1.48	2.93	5.76 [4]
Cash earnings per share after tax and full conversion	1.79	1.91	1.98	2.39 [4]	3.70	8.07 [4]	2.15	2.17	4.32	8.69 [4]
Shareholders' equity per share after full conversion	32.79	32.83	33.43	35.80	32.83	35.80	35.76	35.64	35.64	

SALES BY ORGANIZATIONAL UNIT

		Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Jun 2001	Full Year 2001	Q 1 2002	Q 2 2002	Jan-Jun 2002	Jan-Jun 02/01 %[6]
Scandinavia	SEK M	486	472	444	512	958	1,914	478	515	993	3
Finland	EUR M	31	32	30	33	63	126	30	34	64	1
Central Europe [7]	EUR M	37	34	42	42	71	155	44	43	87	-2
South Europe [8]	EUR M	79	77	70	88	156	314	108	108	216	3
United Kingdom	GBP M	23	22	21	20	45	86	23	22	45	2
North America	USD M	204	223	255	255	427	937	266	273	539	2
South Pacific	AUD M	35	36	39	48	71	158	48	52	100	7
New markets [9]	SEK M	465	525	509	530	990	2,029	452	495	947	-3
Hotel locks	NOK M	245	256	213	206	501	920	222	215	437	-12
Identification	USD M	29	25	22	30	54	106	32	32	64	6
Total	**SEK M**	**5,104**	**5,483**	**5,717**	**6,206**	**10,587**	**22,510**	**6,303**	**6,245**	**12,549**	**2**

[1] Translated using an average rate during the year of 9.15.

[2] Translated using a closing rate at 30 June 2002 of 9.09.

[3] Number of shares, thousands, used for the calculation amount to 355,340 for June 2002, 352,912 for June 2001 and 353,236 for December 2001.

[4] Excluding non-recurring items.

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[5] Organic growth, calculated from comparable units after adjustment for acqusitions and currency effects.

[6] Germany, Netherlands & Switzerland.

[7] France, Belgium, Italy & Spain.

[8] Africa, Asia, Israel, South America & Eastern Europe.

INVITATION FROM ASSA ABLOY

29 October 2002

ASSA ABLOY Interim Report January-September 2002

The ASSA ABLOY Group will release the Interim Report January-September 2002 on **Thursday 7 November 2002**. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Operaterassen, Stockholm

Carl-Henric Svanberg's presentation of the Interim Report January-September 2002 will be sent live on ASSA ABLOY's website **http://www.assaabloy.com**. Please note that you have to download Real Player in order to see the presentation (www.real.com).

The agenda for the investors' meeting and web conference on **Thursday 7 November** will be as follows **(Swedish time, GMT + 1)**:

12.30 Investors' meeting and live web conference starts
Presentation of the Interim Report January-September 2002 by Carl-Henric Svanberg, President and CEO
13.00 Questions and answers (you can also call in on telephone nr: +44 208 288 4530 you to ask questions)
13.20 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0) 208 240 8243**. The agenda for the telephone conference on **Thursday 7 October** will be as follows **(Swedish time, GMT + 1)**:

14.00 Call in to the conference
14.10 Review of the Interim Report January-September 2002 by Carl-Henric Svanberg, President and CEO, and Göran Jansson, CFO
14.40 Questions and answers
15.00 Closing of telephone conference

Copies of the (Interim Report January-September 2002) presentation will be available one hour before the conference starts at **http://www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0) 208 288 4459, access code: 313732.

If you have any questions concerning the two activities, please contact Natasha Knutsson, telephone number +46 (0) 8 506 485 71 or e-mail natasha.knutsson@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 00, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

7 November 2002
No. 12/02

INTERIM REPORT FOR THE THIRD QUARTER OF 2002

- Sales increased by 13%, with 3% organic growth
- Income before tax increased by 28% as a result of ongoing improvements and increased Group coordination
- Operating margin (EBITA), including Besam increased to 14.5%, a rise of 0.9% over the second quarter
- Strong operating cash flow, SEK 1,002 M, 191% of income, from successful capital rationalization
- Acquisition of Poli, the market leader in Chile, strengthens leading position in South America

SEK	Third quarter			Nine months		
	2002	2001	Change	2002	2001	Change
Sales, SEK M	6,459	5,717	13%	19,008	16,304	17%
Organic growth, %	-	-	3%	-	-	2%
Operating margin, EBITA, %	14.5	13.9	-	14.0	14.2	-
Income before tax, SEK M	523	408	28%	1,468	1,173	25%
Earnings per share (EPS), SEK	0.88	0.71	24%	2.53	2.12	19%
EPS excluding goodwill, SEK	1.55	1.32	17%	4.48	3.88	15%
Operating cash flow, SEK M	1,002	658	52%	2,530	1,483	71%

SALES AND EARNINGS

Sales for the third quarter rose by 13% to SEK 6,459 M. In local currencies the increase amounted to 20%. Acquired units contributed 17% to the increase in volume. Exchange-rate effects affected sales negatively by SEK 388 M compared with the third quarter last year. Organic growth amounted to 3%.

Sales for the period January to September 2002 totaled SEK 19,008 M, which represents an increase of 17%. Organic growth was 2%. Acquired units contributed 17% to the increase in volume. Exchange-rate effects affected sales negatively by SEK 333 M compared with the equivalent period last year.

The Group's income before tax for the third quarter increased by 28% to SEK 523 M (408). Exchange-rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 35 M. Operating margin before goodwill amortization (EBITA) was 14.5%. A large number of integration and rationalization projects are proceeding successfully. Co-operation in production between different Group companies is also increasing, including moving the manufacture of some components to low-cost countries.

The Group's income before tax for the nine months increased by 25% to SEK 1, 468 M (1 173). Exchange-rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 36 M. Earnings per share after tax and full conversion amounted to SEK 0.88 (0.71) for the quarter, an increase of 24%. Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.55. For the nine months, earnings per share after tax and full conversion rose by 19% to SEK 2.53 (2.12), and earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 4.48.

In the third quarter operating cash flow before tax and company acquisitions totaled SEK 1,002 M (658), which represents 191% of income. Cash flow for nine months was SEK 2,530 M (1,483). Programs to simplify work flows and reduce working capital are contributing to the strong cash flow, and there is significant potential for further improvements.

DEVELOPMENT OF THE SUBSIDIARIES

Sales by the Scandinavian units increased by 6% during the quarter and by 4% for the nine months. Margins are continuing to improve. Norway reported the strongest growth, due mainly to successful marketing of products for higher security. Growth in Sweden rose as a result of successful product launches, including the CLIQ cylinder. Sales in Denmark developed more weakly, with a downward trend in sales of ancillary products with lower margins resulting from the acquisition of Sloth & Co, while locks and lock cylinders showed a stable rate of growth.

Sales in Finland during the quarter were in level with those in the equivalent period last year. Growth for nine months was 1%. The Finnish market is still weak, with a surplus of newly built office space arising from the strong telecoms expansion. There was continuing growth in exports, and a new range of high-security cylinders has recently been launched.

The Central European units reported an increase of 1% for the quarter, and an overall reduction of 1% for nine months. The market remains weak with no obvious signs of upturn. The restructuring and cost-reduction program is progressing well and will depress earnings by about EUR 7 M over the period up to the second quarter of 2003. Its costs are being applied as they are incurred, the majority within this year. The resulting annual savings are estimated at EUR 10 M. The German company Melchert, which manufactures lock security fittings, has been acquired at book value. The company has sales of around EUR 8 M and for the past ten years has collaborated with Assa Ruko GmbH in the marketing of security packages for locksmiths.

South Europe increased its sales by 2% for both the third quarter and the nine-month total. France is continuing to develop well even though the quarter's sales were slightly slower. Efficiency in the various companies is continuing to develop well, with Vachette reporting particularly encouraging improvements. TESA is developing well and is rather quickly restoring lost margins after the divestment of its hotel-lock manufacturing. Italy reported faster growth during the quarter. The Belgian market is weaker, with a lower rate of new construction following the completion of several major building projects for the European Commission. At the same time the aftermarket develops well.

The British units are at a turning point. Sales increased 1% over the previous year, but the order book is continually improving following the launch of a large number of new products. A comprehensive program directed at productivity and workflows is ongoing and is having beneficial effects on both margins and working capital.

Growth for the North American operations amounted to 3% in the third quarter and to 2% for nine months. The demand from institutional customers, who account for the majority of sales was continuously stable. The pace of development is high throughout the organization, with increasing efficiency in all the manufacturing

units and clear improvements in margins and working capital during the quarter. In the Door Group the production of frames is being merged and one of the production units is being closed, with a net loss of 100 employees. The costs of this are being applied as they are incurred and the operation will be complete before year-end. Emtek's successes on the private market are continuing, with high growth of volumes and margins. The businesses in Mexico and Canada are developing well, with significantly higher earnings.

Australia and New Zealand increased their rate of growth to 13% during the third quarter, and sales over nine months grew by 9%. A successful business development program based on cross-learning and cross-selling and focusing on new products is creating both growth and rising margins. Ongoing rationalization of production and distribution is reducing working capital and contributing to improved margins.

New Markets showed a strong growth of 12% during the quarter. Sales over nine months rose by 2%. South Africa, Brazil and East Europe continued to display strong growth, while Mul-T-Lock and Asia have now reversed their negative trend and begun to report rising sales again. All units showed clearly improved earnings.

The Hotel segment has stabilized and the gap relative to last year is narrowing. Sales were 6% below last year for the quarter, as against 10% down for nine months. The now-completed restructuring program has produced a significant improvement in earnings. Marketing to the international hotel chains will be further strengthened following the coordination of the Group's interests in the hotel area – VingCard, Timelox, Elsafe and Inhova – in ASSA ABLOY Hospitality.

Growth in the Identification sector rose to 9% for the quarter and amounts to 7% for the nine months. A new generation of products – *iCLASS* – was launched during the quarter. The products are thought to have major potential and are based on the companies' own smart-card technology combined with biometric identification.

The integration of Besam is progressing well. The company is showing increasing margins in a relatively weak market. Cooperation with other Group companies has already begun and some obvious synergies have been identified.

OTHER EVENTS

Acquisition of Poli

ASSA ABLOY has acquired Poli Cerraduras, the market leader in Chile. The company has sales of SEK 75 M and 300 employees. The acquisition of Poli strengthens ASSA ABLOY's position in South America and will contribute to earnings per share from the outset.

Acquisitions of distributors in east Europe

ASSA ABLOY has acquired UAB Almadis in Lithuania, which has been Assa's distributor for many years. The company has sales of around SEK 7 M.

ASSA ABLOY has acquired Radikovic in Slovenia, which has sales of around SEK 7 M. The company focuses primarily on high-security solutions and is a distributor for effeff.

In both cases the companies will provide a platform for expansion in their respective areas.

Settlement in the litigation concerning Mul-T-Lock

As mentioned in the Annual Report for 2001 ASSA ABLOY was involved in a litigation where the former owner of Mul-T-Lock claimed an amount of about USD 45 M. Since ASSA ABLOY obtain an important favorable decision from the court in Tel Aviv, the parties have now settled the dispute without any substantial net cost for ASSA ABLOY.

ACCOUNTING PRINCIPLES

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods.

OTHER

ASSA ABLOY's Board of Directors has decided to form an Audit Committee consisting of ASSA ABLOY Board members, Melker Schörling, chairman, Gustaf Douglas and Per-Olof Eriksson, and a Remuneration Committee consisting of ASSA ABLOY Board members Georg Ehrnrooth chairman, Melker Schörling and Sven-Christer Nilsson. The aim of these committees is to assist the Board in giving deeper and more efficient consideration to these matters. In addition, starting with next year's Annual General Meeting, the major shareholders will recommend a Nomination Committee with the task of preparing the selection of Directors, the setting of Directors' remuneration and matters pertaining thereto before forthcoming General meetings. Up to the Annual General Meeting 2003 the tasks will be fulfilled by Georg Ehrnrooth, Gustaf Douglas and Melker Schörling.

OUTLOOK FOR 2002

ASSA ABLOY's development prospects are substantial. The Group's strong position and security-driven growth, the increased need for user-friendly locking solutions, the potential for continued rationalization and the consolidation of the lock industry create conditions for continued good development of volumes and profit.

Stockholm, 7 November 2002

Carl-Henric Svanberg
President and CEO

Financial information

Year-end Report for 2002:	6 February 2003
Annual Report for 2002:	March 2003

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +46 8 506 485 52 or +46 70 510 05 51
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

Information about the analysts' meeting, web and telephone conference later today can be found on ASSA ABLOY's website, **www.assaabloy.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jul-Sep 2002 SEK M	Jul-Sep 2001 SEK M	Jan-Sep 2002 EUR M[1]	Jan-Sep 2002 SEK M	Jan-Sep 2001 SEK M	Jan-Dec 2001 SEK M
Sales	6,459.4	5,716.6	2,075.1	19,008.1	16,303.8	22,510.0
Cost of goods sold	-3,953.1	-3,552.4	-1,272.6	-11,656.6	-10,036.1	-13,863.1
Gross Income	**2,506.3**	**2,164.2**	**802.5**	**7,351.5**	**6,267.7**	**8,646.9**
Selling and administrative expenses	-1,572.9	-1,367.7	-511,8	-4,688.6	-3,959.8	-5,487.7
Operating income before goodwill amortization	**933.4**	**796.5**	**290.7**	**2,662.9**	**2,307.9**	**3,159.2**
Goodwill amortization	-247.1	-218.1	-77.7	-711.3	-628.7	-860.4
Non-recurring items	-	-	-	-	-	-166.0
Operating income	**686.3**	**578.4**	**213.0**	**1,951.6**	**1,679.2**	**2,132.8**
Financial items	-164.9	-171.2	-53.5	-490.0	-510.2	-664.4
Share in earnings of associated companies	2.0	0.8	0.7	6.0	4.0	7.2
Income before tax	**523.4**	**408.0**	**160.2**	**1,467.6**	**1,173.0**	**1,475.6**
Tax	-184.2	-142.9	-56.4	-516.6	-410.6	-507.4
Minority interests	-17.2	-12.8	-4.8	-43.9	-13.0	-19.6
Net income	**322.0**	**252.3**	**99.0**	**907.1**	**749.4**	**948.6**

EARNINGS PER SHARE	Jul-Sep 2002 SEK	Jul-Sep 2001 SEK	Jan-Sep 2002 SEK	Jan-Sep 2001 SEK	Jan-Dec 2001 SEK
Earnings per share after tax and before conversion [3]	0.88	0.71	2.53	2.12	2.99 [5]
Earnings per share after tax and full conversion [4]	0.88	0.71	2.53	2.12	2.98 [5]
Earnings per share after tax and full conversion excluding goodwill [4]	1.55	1.32	4.48	3.88	5.39 [5]

CASH FLOW STATEMENT	Jul-Sep 2002 SEK M	Jul-Sep 2001 SEK M	Jan-Sep 2002 EUR M[1]	Jan-Sep 2002 SEK M	Jan-Sep 2001 SEK M	Jan-Dec 2001 SEK M
Cash flow from operating activities	1,038.8	805.0	279.0	2,555.3	1,701.4	2,631.2
Cash flow from investing activities	-3,148.6	-269.5	-416.1	-3,811.6	-4,246.1	-7,112.2
Cash flow from financing activities	2,378.0	-43.2	194.1	1,777.8	2,343.6	4,259.4
Cash flow	**268.2**	**492.3**	**57.0**	**521.5**	**-201.1**	**-221.6**

BALANCE SHEET	30 Sep 2002 EUR M[2]	30 Sep 2002 SEK M	30 Sep 2001 SEK M	31 Dec 2001 SEK M
Intangible fixed assets	1,875.5	17,123.6	15,960.2	16,557.8
Tangible fixed assets	703.1	6,419.0	5,917.0	6,941.5
Financial fixed assets	71.5	652.8	568.7	566.8
Inventories	404.7	3,694.6	3,528.6	3,812.0
Receivables	508.5	4,642.3	4,171.3	4,338.5
Other non-interest-bearing current assets	95.5	872.2	727.0	759.7
Interest-bearing current assets	174.0	1,588.7	1,651.3	1,692.7
Total assets	**3,832.8**	**34,993.2**	**32,524.1**	**34,669.0**
Shareholders' equity	1,370.9	12,516.7	11,761.4	11,845.6
Minority interests	44.0	401.9	469.8	481.7
Interest-bearing provisions	121.1	1,105.8	1,098.8	1,093.0
Non-interest-bearing provisions	40.3	367.7	336.1	358.3
Interest-bearing long-term liabilities	1,043.9	9,530.9	2,512.1	12,111.0
Non-interest-bearing long-term liabilities	4.4	39.8	25.1	16.3
Interest-bearing current liabilities	676.5	6,176.0	12,060.5	4,074.5
Non-interest-bearing current liabilities	531.7	4,854.4	4,260.3	4,688.6
Total shareholders' equity and liabilities	**3,832.8**	**34,993.2**	**32,524.1**	**34,669.0**

CHANGE IN SHAREHOLDER'S EQUITY	30 Sep 2002 EUR M	30 Sep 2002 SEK M	30 Sep 2001 SEK M	31 Dec 2001 SEK M
Opening balance 1 January	**1,272.4**	**11,845.6**	**10,659.0**	**10,659.0**
Conversion to shares [2]	2.7	24.3	64.8	58.2
New share issue [2, 6]	136.2	1,243.7	-	-
Dividend [2]	-38.8	-353.8	-317.8	-317.8
Exchange difference for the year	-100.6	-1,150.2	606.0	497.6
Net Income [1]	99.0	907.1	749.4	948.6
Closing balance at end of period [2]	**1,370.9**	**12,516.7**	**11,761.4**	**11,845.6**

KEY RATIO	Jan-Sep 2002	Jan-Sep 2001	Jan-Dec 2001
Return on capital employed, %	9.5	9.8	9.7 [5]
Return on capital employed before goodwill amortization, %	32.2	34.2	32.9 [5]
Operational return on capital employed, %	13.0	13.5	13.3 [5]
Return on shareholders' equity, %	9.3	8.8	8.9 [5]
Equity ratio, %	36.9	37.5	35.6
Interest coverage ratio, times	3.9	3.3	3.5 [5]
Interest on convertible debentures net after tax, SEK M	20.7	5.0	9.0
Number of shares, thousands	364,165	353,557	353,751
Number of shares after full conversion, thousands	371,730	356,712	361,730
Average number of employees	28,805	23,620	24,211

[1] Translated using an average rate during the year of 9.16

[2] Translated using a closing rate at 30 September 2002 of 9.13

[3] Number of shares, thousands, used for the calculation amount to 358,276 for September 2002, 353,098 for September 2001 and 353,236 for December 2001.

[4] Number of shares, thousands, used for the calculation amount to 366,089 for September 2002, 356,712 for September 2001 and 357,276 for December 2001.

[5] Excluding non-recurring items.

[6] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Sep 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Jan-Sep 2002	12 month rolling
Sales	5,104.1	5,483.1	5,716.6	6,206.2	16,303.8	22,510.0	6,303.3	6,245.4	6,459.4	19,008.1	25,214.3
Organic growth	4%	4%	4%	0%	4%	3%	0%	4%	3%	2%	-
Gross income	**1,987.8**	**2,115.7**	**2,164.2**	**2,379.2**	**6,267.7**	**8,646.9**	**2,407.5**	**2,437.7**	**2,506.3**	**7,351.5**	**9,730.7**
Gross income / Sales	38.9%	38.6%	37.9%	38.3%	38.4%	38.4%	38.2%	39.0%	38.8%	38.7%	38.6%
Operating income before depreciation	**922.1**	**991.1**	**1,024.5**	**1,082.2**	**2,937.7**	**4,019.9**	**1,104.3**	**1,105.5**	**1,172.2**	**3,382.0**	**4,464.2**
Gross margin (EBITDA)	18.1%	18.1%	17.9%	17.4%	18.0%	17.9%	17.5%	17.7%	18.1%	17.8%	17.7%
Depreciation	-178.2	-223.6	-228.0	-230.9	-629.8	-860.7	-241.7	-238.6	-238.8	-719.1	-950.0
Operating income before goodwill amortization	**743.9**	**767.5**	**796.5**	**851.3**	**2,307.9**	**3,159.2**	**862.6**	**866.9**	**933.4**	**2,662.9**	**3,514.2**
Operating margin before goodwill amortization (EBITA)	14.6%	14.0%	13.9%	13.7%	14.2%	14.0%	13.7%	13.9%	14.5%	14.0%	13.9%
Goodwill amortization	-202.3	-208.3	-218.1	-231.7	-628.7	-860.4	-232.4	-231.8	-247.1	-711.3	-943.0
Non-recurring items	-	-	-	-166.0	-	-166.0	-	-	-	-	-166.0
Operating income	**541.6**	**559.2**	**578.4**	**453.6**	**1,679.2**	**2,132.8**	**630.2**	**635.1**	**686.3**	**1,951.6**	**2,405.2**
Operating margin (EBIT)	10.6%	10.2%	10.1%	10.0% [5]	10.3%	10.2% [5]	10.0%	10.2%	10.6%	10.3%	10.2% [5]
Financial items	-161.6	-177.4	-171.2	-154.2	-510.2	-664.4	-171.1	-154.0	-164.9	-490.0	-644.2
Income before tax	**379.8**	**385.2**	**408.0**	**302.6**	**1173.0**	**1,475.6**	**460.5**	**483.7**	**523.4**	**1,467.6**	**1,770.2**
Profit margin (EBT)	7.4%	7.0%	7.1%	7.6% [5]	7.2%	7.3% [5]	7.3%	7.7%	8.1%	7.7%	7.7% [5]
Tax	-132.9	-134.8	-142.9	-96.8	-410.6	-507.4	-162.2	-170.2	-184.2	-516.6	-613.4
Minority interest	0.5	-0.7	-12.8	-6.6	-13.0	-19.6	-14.1	-12.6	-17.2	-43.9	-50.5
Net income	**247.4**	**249.7**	**252.3**	**199.2**	**749.4**	**948.6**	**284.2**	**300.9**	**322.0**	**907.1**	**1,106.3**

OPERATING CASH FLOW

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Sep 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Jan-Sep 2002	12 month rolling
Operating income before goodwill amortization	743.9	767.5	796.5	851.3	2,307.9	3,159.2	862.6	866.9	933.4	2,662.9	3,514.2
Depreciation	178.2	223.6	228.0	230.9	629.8	860.7	241.7	238.6	238.8	719.1	950.0
Net capital expenditure	-129.0	-161.7	-281.9	-257.3	-572.6	-829.9	-154.6	-211.7	-138.0	-504.3	-761.6
Change in working capital	-270.0	-133.3	173.0	153.1	-230.3	-77.2	-154.8	148.0	137.4	130.6	283.7
Paid and recieved interest	-238.9	-172.6	-259.9	-146.0	-671.4	-817.4	-160.4	-168.5	-144.7	-473.6	-619.6
Adjustment for non-cash items	9.0	8.2	2.7	23.1	19.9	43.0	8.3	12.3	-25.0	-4.4	18.7
Operating cash flow	**293.2**	**531.7**	**658.4**	**855.1**	**1,483.3**	**2,338.4**	**642.8**	**885.6**	**1,001.9**	**2,530.3**	**3,385.4**
Operating cash flow / Income before tax	0.77	1.38	1.61	1.82 [5]	1.26	1.42 [5]	1.40	1.83	1.91	1.72	1.75 [5]

CHANGE IN NET DEBT

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Sep 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Jan-Sep 2002
Net debt at beginning of the period	8,538.2	12,063.0	14,004.7	13,961.4	8,538.2	8,538.2	15,534.2	14,987.2	12,639.9	15,534.2
Operating cash flow	-293.2	-531.7	-658.4	-855.1	-1,483.3	-2,338.4	-642.8	-885.6	-1,001.9	-2,530.3
Paid tax	98.0	121.2	135.3	182.6	354.5	537.1	162.1	216.1	101.0	479.2
Acquisitions	2,699.2	1,919.6	218.0	2,418.1	4,836.8	7,254.9	148.2	148.5	3,151.3	3,448.0
New share issue	-	-	-	-	-	-	-	-1,243.7 [6]	-	-1,243.7 [6]
Dividend	-	317.8	-	-	317.8	317.8	-	353.8	-	353.8
Translation differences	1,020.8	114.8	261.8	-172.8	1,397.4	1,224.6	-214.5	-936.4	225.5	-925.4
Net debt at end of period	12,063.0	14,004.7	13,961.4	15,534.2	13,961.4	15,534.2	14,987.2	12,639.9	15,115.8	15,115.8
Net debt / Equity ratio, times	1.05	1.21	1.19	1.31	1.19	1.31	1.26	1.04	1.21	1.21

CAPITAL EMPLOYED AND FINANCING

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Q 1 2002	Q 2 2002	Q 3 2002
Capital employed	23,922.2	25,978.8	26,192.6	27,861.5	27,285.2	25,209.3	28,034.5
- of which goodwill	15,223.0	15,853.0	15,777.4	16,371.0	15,743.5	14,530.6	16,955.5
Net debt	12,063.0	14,004.7	13,961.4	15,534.2	14,987.2	12,639.9	15,115.8
Minority interest	390.8	436.4	469.8	481.7	436.6	389.0	401.9
Shareholders' equity	11,468.4	11,537.7	11,761.4	11,845.6	11,861.4	12,180.4	12,516.7

DATA PER SHARE

	Q 1 2001 SEK	Q 2 2001 SEK	Q 3 2001 SEK	Q 4 2001 SEK	Jan-Sep 2001 SEK	Full Year 2001 SEK	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Jan-Sep 2002 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.70	0.71	0.71	0.87 [5]	2.12	2.99 [5]	0.80	0.85	0.88	2.53	3.40 [5]
Earnings per share after tax and full conversion [4]	0.70	0.71	0.71	0.86 [5]	2.12	2.98 [5]	0.81	0.84	0.88	2.53	3.39 [5]
Earnings per share after tax and full conversion excluding goodwill [4]	1.27	1.29	1.32	1.51 [5]	3.88	5.39 [5]	1.45	1.48	1.55	4.48	5.99 [5]
Cash earnings per share after tax and full conversion	1.79	1.91	1.98	2.39 [5]	5.68	8.07 [5]	2.15	2.17	2.24	6.56	8.95 [5]
Shareholders' equity per share after full conversion	32.79	32.83	33.43	35.80	33.43	35.80	35.76	35.64	36.53	36.53	

SALES BY ORGANIZATIONAL UNIT

		Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Jan-Sep 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	% [8]	Jan-Sep 2002	Jan-Sep 02/01 % [7]
Scandinavia	SEK M	486	472	444	512	1,402	1,914	478	515	461	6	1,454	4
Finland	EUR M	31	32	30	33	93	126	30	34	29	0	93	1
Central Europe [9]	EUR M	37	34	42	42	113	155	44	43	45	1	132	-1
South Europe [10]	EUR M	79	77	70	88	226	314	108	108	88	2	304	2
United Kingdom	GBP M	23	22	21	20	66	86	23	22	21	0	66	1
North America	USD M	204	223	255	255	682	937	266	273	280	3	819	2
South Pacific	AUD M	35	36	39	48	110	158	48	52	58	13	158	9
New markets [11]	SEK M	465	525	509	530	1,499	2,029	452	495	506	12	1,453	2
Hotel locks	NOK M	245	256	213	206	714	920	222	215	187	-6	624	-10
Identification	USD M	29	25	22	30	76	106	32	32	34	9	98	7
Door Automatics	SEK M	-	-	-	-	-	-	-	-	467	-	467	-
Total	**SEK M**	**5,104**	**5,483**	**5,717**	**6,206**	**16,304**	**22,510**	**6,303**	**6,245**	**6,459**	**3**	**19,008**	**2**

[1] Translated using an average rate during the year of 9.16.

[2] Translated using a closing rate at 30 September 2002 of 9.13.

[3] Number of shares, thousands, used for the calculation amount to 358,276 for September 2002, 353,098 for September 2001 and 353,236 for December 2001.

[4] Number of shares, thousands, used for the calculation amount to 366,089 for September 2002, 356,712 for September 2001 and 357,276 for December 2001.

[5] Excluding non-recurring items.

[6] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[7] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[8] Organic growth in quarter 3 concern comparable units after adjustment for acqusitions and currency effects.

[9] Germany, Netherlands & Switzerland.

[10] France, Belgium, Italy & Spain.

[11] Africa, Asia, Israel, South America & Eastern Europe.

PRESS RELEASE

from ASSA ABLOY AB (publ)

14 January 2003
No. 01/03

ASSA ABLOY strengthens its card business in Europe

- ASSA ABLOY acquires Interlock Holding AG – a custom card manufacturer
- Interlock Holding AG has annual sales of CHF 12.6 M
- Interlock Holding AG employs 70 people and is based in Switzerland

ASSA ABLOY has acquired Interlock Holding AG, a custom card manufacturer headquartered in Geroldswil, Switzerland, with regional offices in Pforzheim and Villingen, Germany.

Interlock Holding AG had sales of CHF 12.6 M in 2002, and employs 70 people.

Interlock Holding AG manufactures a wide range of technology-enabled cards, including contactless smart cards, for the access control, time and attendance, and ID industries. Interlock also manufactures card lamination equipment and offers card personalization services such as custom artwork, corporate logos, and the creation of employee ID badges.

The acquisition strengthens ASSA ABLOY's position in electronic identification. Access control customers in Europe will be offered a wide range of solutions and additional support provided by Interlock.

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +46 8 506 485 52 or +46 70 510 05 51
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

24 January 2003
No. 02/03

ASSA ABLOY forms global Hospitality organization

A new worldwide organization, ASSA ABLOY Hospitality brings together the Group's four brands serving the hospitality industry, Elsafe, Timelox, VingCard, and Inhova to better respond to the growing security concerns of major hotel owners, operators, and their guests. The global leader of guest room locks and hotel safes makes ASSA ABLOY unique as a security solution provider to the hospitality industry.

ASSA ABLOY Hospitality will in addition to the four manufacturing units consist of ten dedicated sales companies and ten Hospitality business units within ASSA ABLOY Group companies. The new organization, ASSA ABLOY Hospitality, was first launched in November 2002 in the USA and will be extended to other regions during first half of 2003.

The ASSA ABLOY Hospitality headquarters will be based in Oslo, Norway. Dag Schjerven, President of VingCard has been appointed President and CEO of ASSA ABLOY Hospitality.

"ASSA ABLOY Hospitality can offer the best solutions for any security challenge", says Dag Schjerven. "We recognize that each hotel requires different security solutions. By bringing together a better and broader product offering, we can meet our customers' individual needs in the most efficient and convenient manner."

The positioning of the brands has been carefully considered. VingCard, the largest hotel-lock company, will aim for the middle and high end segments including the marine segment. Timelox will be a customized integrator, concentrating on the top end and special niches such as the gaming segment. Inhova will use its leading-edge technologies to offer innovative locking solutions to the industry. Elsafe is the undisputed leader in hotel-room safes with a product portfolio that addresses all market segments.

Further information can be obtained from
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72
Åke Sund, Group Vice President ASSA ABLOY, tel: +46 8 506 485 74 or +46 70 667 00 74

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

INVITATION FROM ASSA ABLOY

30 January 2003

ASSA ABLOY Year-end Results 2002

The ASSA ABLOY Group will release the Year-end results on **Thursday 6 February 2003**. We have the pleasure of inviting you to two separate activities.

6 February Investors' Meeting and Web Conference at Operaterassen, Stockholm

Carl-Henric Svanberg's presentation of the Year-end results 2002 will be sent live on ASSA ABLOY's website **http://www.assaabloy.com**. Please note that you have to download Real Player in order to see the presentation (www.real.com).

The agenda for the investors' meeting and web conference on **Thursday 6 February** will be as follows **(Swedish time, GMT + 1)**:

15.00	Investors' meeting and live web conference starts Presentation of the Year-end results 2002 by Carl-Henric Svanberg, President and CEO
15.30	Questions and answers (only participants at the Operaterassen will be able to ask questions)
16.00	Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0) 208 240 8245**. The agenda for the telephone conference on **Thursday 6 February** will be as follows **(Swedish time, GMT + 1)**:

17.00	Call in to the conference
17.10	Review of the Year-end results 2002 by Carl-Henric Svanberg, President and CEO, and Göran Jansson, CFO
17.30	Questions and answers
17.40	Closing of telephone conference

Copies of the (Year-end results 2002) presentation will be available one hour before the conference starts at **http://www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0) 208 288 4459, access code: 694782.

If you have any questions concerning the two activities, please contact Natasha Knutsson, telephone number +46 (0) 8 506 485 71 or e-mail natasha.knutsson@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

6 February 2003
No. 03/03

REPORT FOR THE FOURTH QUARTER OF 2002 (YEAR-END REPORT)

- Sales increased 3% for the quarter, 12% in local currencies, 2% organic growth
- Income before tax increased 17% for the quarter and 23% for the full year
- Operating margin, EBITA, was 14.6% for the quarter
- Strong operating cash flow of SEK 994 M for the quarter and SEK 3,525 M for the full year
- Successful integration of Besam – many collaborative projects initiated

	Fourth quarter			Full year		
	2002	2001	Change	2002	2001	Change
Sales, SEK M	6 389	6 206	3%	25 397	22 510	13%
Organic growth	2%	0%	-	2%	3%	-
Operating margin, EBITA, %	14.6	13.7	-	14.2	14.0	-
Income before tax, SEK M	547	469[1]	17%	2 015	1 642[1]	23%
Earnings per share (EPS), SEK	1.00	0.86[1]	16%	3.53	2.98[1]	18%
EPS excluding goodwill, SEK	1.65	1.51[1]	9%	6.13	5.39[1]	14%
Operating cash flow, SEK M	994	855	16%	3 525	2 338	51%

SALES AND EARNINGS

Sales for the fourth quarter increased by 3% to SEK 6,389 M. In local currencies the increase amounted to 12%. Acquired units contributed 10% to the increase in volume. Organic growth was 2%. Exchange-rate effects affected sales negatively by SEK 543 M compared with the fourth quarter last year.

Sales for the full year 2002 totaled SEK 25,397 M, which represents an increase of 13%. Organic growth was 2%. Acquired units contributed 15% to the increase in volume. Exchange-rate effects affected sales negatively by SEK 876 M compared with 2001.

The Group's income before tax for the fourth quarter increased by 17% to SEK 547 M (469[1]). Exchange-rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 52 M. Operating margin before goodwill amortization was 14.6%. The Group's integration and rationalization projects are proceeding successfully. The quarter's results include one-off costs of around SEK 50 M associated with the coordination of certain production in Europe and the USA.
The Group's income before tax for the full year increased by 23% to SEK 2.015 M (1,642[1]). Exchange-rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 88 M.

[1] Excluding non-recurring items

Earnings per share after tax and full conversion amounted to SEK 1.00 (0.86[1]) for the quarter, an increase of 16%. Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.65. For the full year, earnings per share after tax and full conversion rose by 18% to SEK 3.53 (2.98[1]), and earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 6.13 (5.39[1]). Cash flow per share for the full year was SEK 9.08 (8.07[1]) per share.

In the fourth quarter operating cash flow before tax and company acquisitions totaled SEK 994 M (855), which represents 182% of income before tax. Cash flow for the full year was SEK 3,525 M (2,338). Initiatives to simplify work flows, improve control of material and coordinate production are contributing to the strong cash flow, and there is significant potential for further improvements.

DEVELOPMENT OF THE SUBSIDIARIES

The Scandinavian units increased sales by 1% for the quarter, and the increase for the full year was 3%. Margins are continuing to improve. The launching of new higher-security products is continuing, among which the CLIQ cylinder is arousing great interest. Norway is generally reporting the strongest rises, although even there growth weakened somewhat in the fourth quarter.

The quarter's sales in Finland were comparable with those for the fourth quarter last year, while for the year as a whole sales increased by 1%. Coordination of Abloy's and Besam's sales and service of door automatics is underway, which will result in Abloy becoming the first Group company able to offer complete door solutions.

Development in Central Europe is still weak for the quarter and for the year as a whole sales were 1% down on last year. The ongoing reconstruction program is proceeding according to plan. The total cost will amount to EUR 7 M, and it is expected to result in a significant improvement in earnings in 2003. The corresponding cost for the period amounts to about EUR 3 M. Integration of the German fittings manufacturer Melchert is proceeding as planned.

South Europe increased sales for the full year by 1%, although there was a slight downturn in the fourth quarter. The French units reported increased sales and margins. Integration of TESA in Spain is proceeding well; operations have been combined with those of AZBE, the Group's other Spanish company. The Italian companies increased their focus on the home market, and the winding up of unprofitable exports will lead to rather lower growth in the short term. The operation to reduce working capital is highly successful and cash flow in the region is generally very strong.

Sales in Great Britain rose by 1% for both the quarter and the full year. The new business strategy by which the three brands Yale, Chubb and Union each focus on their own market segment has now been implemented. Major projects that involve many of the Group's products are handled by a joint organization, Union Design Centre. Car lock production in England has been moved to the sister company FAB in the Czech Republic, which is expected to produce significant improvements in income.

Growth for the North American operations amounted to 2% for both the quarter and the full year. Weakening in the commercial market segment seems to have leveled out. Growth in the electromechanical and high-security segments is good. Some softening can be noted in the institutional segment but the large proportion of aftermarket sales and an increased focus on security are having positive effects. The cessation of door-frame manufacture in Oklahoma has been accomplished and production has moved to Currie's production plant in Mason City. Rising margins have thereby been maintained despite the weak market. Emtek's successes in the private market are continuing, with highly satisfactory volume and margin growth. The Mexican and Canadian units are developing well.

Australia and New Zealand increased their growth rate to 13% in the fourth quarter, and sales for the full year rose by 10%. In Australia sales to the private market in particular are rising strongly, while Interlock in New Zealand is mainly increasing its sales to OEM customers in Asia and America. All companies in the region report significantly increased income.

New Markets showed good growth of 10% for the quarter. For the full year sales increased by 4% after a weak start which saw the elimination of unprofitable products. Growth is especially good in South Africa, Brazil and eastern Europe. Mul-T-Lock is also now reporting increasing volumes since the company's sales on the Asian market stabilized. Cash flow and income both improved significantly.

The hotel segment has again weakened to some extent, probably because of the risk of war in the Middle East. For both the quarter and the full year sales fell by 10% compared with last year, but at the same time income improved. The Group's marketing to the hotel segment with the, Elsafe, Timelox,VingCard and Inhova brands has now been coordinated through a new organization, ASSA ABLOY Hospitality. This is expected to increase the Group's effectiveness when dealing with the large international hotel chains.

Growth in the Identification sector remains strong, increasing to 19% during the quarter and totaling 10% for the year. The rise is linked to a generally increased focus on security and increased demand for electronic access-control systems. A number of successful product launches have also been made.

The integration of Besam is continuing to go well. Despite a weak market, especially in the trade segment in the USA, the company reports increasing margins. The operation to coordinate the Group's sales to major customers is ongoing and Besam will play an important role in this.

OTHER EVENTS

Disputes

ASSA ABLOY's dispute regarding VingCard's liability to pay damages to Merrimac, for which SEK 166 M was reserved in the 2001 accounts, has been finalized in line with the earlier judgment. However, thereafter another company, Ibertech, has sued VingCard based on the same contractual dispute. Ibertech is a sales company for the restaurant market which had a sales agreement with Merrimac. Settlement negotiations are ongoing and it is still too early to estimate the final outcome of this dispute. No reservation has therefore been made in the accounts.

In the 2001 Annual Report ASSA ABLOY reported a dispute in which the former owner of Mul-T-Lock was claiming a sum of about USD 45 M. After ASSA ABLOY won an important interim court judgment in Tel Aviv, the parties have come to a settlement without significant net cost for ASSA ABLOY.

ACCOUNTING PRINCIPLES

The new recommendations of the Swedish Financial Accounting Standards Council, which came into force on 1 January 2002, have been adopted in this Report. This has not resulted in adjustment of figures for previously reported periods.

DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors proposes a dividend of SEK 1.25 (1.00) per share for the 2002 financial year. The Annual General Meeting will be held on 26 March 2003.

OUTLOOK FOR 2003

ASSA ABLOY's development prospects are substantial. The Group's strong position and security-driven growth, the increased need for user-friendly locking solutions, the potential for continued rationalization and the consolidation of the lock industry create conditions for continued good development of volumes and profit.

Stockholm, 6 February 2003

Carl-Henric Svanberg
President and CEO

REVIEW REPORT

We have reviewed this interim report in accordance with the recommendation issued by FAR. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 6 February 2003

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

The Annual Report for 2002 will be published in March 2003.

The Annual General Meeting will take place at 4pm on the 26th of March at Norra Latin in Stockholm. Quarterly Reports from ASSA ABLOY AB for 2003 will be published on 29 April, 7 August and 7 November.

Further information can be obtained from
Carl-Henric Svanberg, President and CEO, tel: +46 8 506 485 52
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85

Information about the analysts' meeting, web and telephone conference later today can be found on ASSA ABLOY's website, **www.assaabloy.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Oct-Dec 2002 SEK M	Oct-Dec 2001 SEK M	Jan-Dec 2002 EUR M[1)]	Jan-Dec 2002 SEK M	Jan-Dec 2001 SEK M
Sales	6,388.8	6,206.2	2,778.7	25,396.9	22,510.0
Cost of goods sold	-3,869.3	-3,827.0	-1,698.7	-15,525.9	-13,863.1
Gross Income	**2,519.5**	**2,379.2**	**1,080.0**	**9,871.0**	**8,646.9**
Selling and administrative expenses	-1,587.4	-1,527.9	-686,7	-6,276.0	-5,487.7
Operating income before goodwill amortization	**932.1**	**851.3**	**393.3**	**3,595.0**	**3,159.2**
Goodwill amortization	-245.8	-231.7	-104.7	-957.1	-860.4
Non-recurring items	-	-166,0	-	-	-166.0
Operating income	**686.3**	**453.6**	**288.6**	**2,637.9**	**2,132.8**
Financial items	-141.1	-154.2	-69.0	-631.1	-664.4
Share in earnings of associated companies	2.2	3.2	0.9	8.2	7.2
Income before tax	**547.4**	**302.6**	**220.5**	**2,015.0**	**1,475.6**
Tax	-172.5	-96.8	-75.5	-689.1	-507.4
Minority interests	-12.1	-6.6	-6.1	-56.0	-19.6
Net income	**362.8**	**199.2**	**138.9**	**1,269.9**	**948.6**

EARNINGS PER SHARE	Oct-Dec 2002 SEK	Oct-Dec 2001 SEK	Jan-Dec 2002 SEK	Jan-Dec 2001 SEK
Earnings per share after tax and before conversion [3)]	1.00	0.87 [5)]	3.53	2.99 [5)]
Earnings per share after tax and full conversion [4)]	1.00	0.86 [5)]	3.53	2.98 [5)]
Earnings per share after tax and full conversion excluding goodwill [4)]	1.65	1.51 [5)]	6.13	5.39 [5)]

CASH FLOW STATEMENT	Oct-Dec 2002 SEK M	Oct-Dec 2001 SEK M	Jan-Dec 2002 EUR M[1)]	Jan-Dec 2002 SEK M	Jan-Dec 2001 SEK M
Cash flow from operating activities	1,291.4	929.8	420.9	3,846.7	2,631.2
Cash flow from investing activities	-456.4	-2,866.1	-467.0	-4,268.0	-7,112.2
Cash flow from financing activities	-1,210.2	1,915.8	62.1	567.6	4,259.4
Cash flow	**-375.2**	**-20.5**	**16.0**	**146.3**	**-221.6**

BALANCE SHEET	31 Dec 2002 EUR M[2]	31 Dec 2002 SEK M	31 Dec 2001 SEK M
Intangible fixed assets	1,788.8	16,385.8	16,557.8
Tangible fixed assets	674.1	6,175.0	6,941.5
Financial fixed assets	72.9	668.0	566.8
Inventories	392.5	3,595.0	3,812.0
Receivables	463.0	4,241.5	4,338.5
Other non-interest-bearing current assets	76.9	703.4	759.7
Interest-bearing current assets	162.9	1,491.9	1,692.7
Total assets	**3,631.1**	**33,260.6**	**34,669.0**

Shareholders' equity	1,351.7	12,381.2	11,845.6
Minority interests	36.1	330.9	481.7
Interest-bearing provisions	111.7	1,023.3	1,093.0
Non-interest-bearing provisions	33.9	310.2	358.3
Interest-bearing long-term liabilities	1,020.7	9,349.2	12,111.0
Non-interest-bearing long-term liabilities	8.7	79.9	16.3
Interest-bearing current liabilities	564.6	5,172.0	4,074.5
Non-interest-bearing current liabilities	503.7	4,613.9	4,688.6
Total shareholders' equity and liabilities	**3,631.1**	**33,260.6**	**34,669.0**

CHANGE IN SHAREHOLDER'S EQUITY	31 Dec 2002 EUR M	31 Dec 2002 SEK M	31 Dec 2001 SEK M
Opening balance 1 January	**1,272.4**	**11,845.6**	**10,659.0**
Conversion to shares [2]	13.9	127.2	58.2
Repurchase convertible debentures	-11.8	-108.3	-
New share issue [2, 6]	135.8	1,243.7	-
Dividend [2]	-38.6	-353.8	-317.8
Exchange difference for the year	-158.9	-1,643.1	497.6
Net Income [1]	138.9	1,269.9	948.6
Closing balance at end of period [2]	**1,351.7**	**12,381.2**	**11,845.6**

KEY RATIO	Jan-Dec 2002	Jan-Dec 2001
Return on capital employed, %	9.9	9.7 [5]
Return on capital employed before goodwill amortization, %	33.3	32.9 [5]
Operational return on capital employed, %	13.4	13.3 [5]
Return on shareholders' equity, %	9.9	8.9 [5]
Equity ratio, %	38.2	35.6
Interest coverage ratio, times	3.9	3.5 [5]
Interest on convertible debentures net after tax, SEK M	27.2	9.0
Number of shares, thousands	365,918	353,751
Number of shares after full conversion, thousands	370,935	361,730
Average number of employees	28,754	24,211

[1] Translated using an average rate during the year of 9.14

[2] Translated using a closing rate at 31 December 2002 of 9.16

[3] Number of shares, thousands, used for the calculation amount to 359,952 for December 2002 and 353,236 for December 2001.

[4] Number of shares, thousands, used for the calculation amount to 367,511 for December 2002 and 357,276 for December 2001.

[5] Excluding non-recurring items.

[6] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002
Sales	5,104.1	5,483.1	5,716.6	6,206.2	22,510.0	6,303.3	6,245.4	6,459.4	6,388.8	25,396.9
Organic growth	4%	4%	4%	0%	3%	0%	4%	3%	2%	2%
Gross income	**1,987.8**	**2,115.7**	**2,164.2**	**2,379.2**	**8,646.9**	**2,407.5**	**2,437.7**	**2,506.3**	**2,519.5**	**9,871.0**
Gross income / Sales	38.9%	38.6%	37.9%	38.3%	38.4%	38.2%	39.0%	38.8%	39.4%	38.9%
Operating income before depreciation	**922.1**	**991.1**	**1,024.5**	**1,082.2**	**4,019.9**	**1,104.3**	**1,105.5**	**1,172.2**	**1,163.0**	**4,545.0**
Gross margin (EBITDA)	18.1%	18.1%	17.9%	17.4%	17.9%	17.5%	17.7%	18.1%	18.2%	17.9%
Depreciation	-178.2	-223.6	-228.0	-230.9	-860.7	-241.7	-238.6	-238.8	-230.9	-950.0
Operating income before goodwill amortization	**743.9**	**767.5**	**796.5**	**851.3**	**3,159.2**	**862.6**	**866.9**	**933.4**	**932.1**	**3,595.0**
Operating margin before goodwill amortization (EBITA)	14.6%	14.0%	13.9%	13.7%	14.0%	13.7%	13.9%	14.5%	14.6%	14.2%
Goodwill amortization	-202.3	-208.3	-218.1	-231.7	-860.4	-232.4	-231.8	-247.1	-245.8	-957.1
Non-recurring items	-	-	-	-166.0	-166.0	-	-	-	-	-
Operating income	**541.6**	**559.2**	**578.4**	**453.6**	**2,132.8**	**630.2**	**635.1**	**686.3**	**686.3**	**2,637.9**
Operating margin (EBIT)	10.6%	10.2%	10.1%	10.0% [5]	10.2% [5]	10.0%	10.2%	10.6%	10.7%	10.4%
Financial items	-161.6	-177.4	-171.2	-154.2	-664.4	-171.1	-154.0	-164.9	-141.1	-631.1
Income before tax	**379.8**	**385.2**	**408.0**	**302.6**	**1,475.6**	**460.5**	**483.7**	**523.4**	**547.4**	**2,015.0**
Profit margin (EBT)	7.4%	7.0%	7.1%	7.6% [5]	7.3% [5]	7.3%	7.7%	8.1%	8.6%	7.9%
Tax	-132.9	-134.8	-142.9	-96.8	-507.4	-162.2	-170.2	-184.2	-172.5	-689.1
Minority interest	0.5	-0.7	-12.8	-6.6	-19.6	-14.1	-12.6	-17.2	-12.1	-56.0
Net income	**247.4**	**249.7**	**252.3**	**199.2**	**948.6**	**284.2**	**300.9**	**322.0**	**362.8**	**1,269.9**

OPERATING CASH FLOW

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002
Operating income before goodwill amortization	743.9	767.5	796.5	851.3	3,159.2	862.6	866.9	933.4	932.1	3,595.0
Depreciation	178.2	223.6	228.0	230.9	860.7	241.7	238.6	238.8	230.9	950.0
Net capital expenditure	-129.0	-161.7	-281.9	-257.3	-829.9	-154.6	-211.7	-138.0	-334.6	-838.9
Change in working capital	-270.0	-133.3	173.0	153.1	-77.2	-154.8	148.0	137.4	274.3	404.9
Paid and recieved interest	-238.9	-172.6	-259.9	-146.0	-817.4	-160.4	-168.5	-144.7	-107.0	-580.6
Adjustment for non-cash items	9.0	8.2	2.7	23.1	43.0	8.3	12.3	-25.0	-1.3	-5.7
Operating cash flow	**293.2**	**531.7**	**658.4**	**855.1**	**2,338.4**	**642.8**	**885.6**	**1,001.9**	**994.4**	**3,524.7**
Operating cash flow / Income before tax	0.77	1.38	1.61	1.82 [5]	1.42 [5]	1.40	1.83	1.91	1.82	1.75

CHANGE IN NET DEBT

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002
Net debt at beginning of the period	8,538.2	12,063.0	14,004.7	13,961.4	8,538.2	15,534.2	14,987.2	12,639.9	15,115.8	15,534.2
Operating cash flow	-293.2	-531.7	-658.4	-855.1	-2,338.4	-642.8	-885.6	-1,001.9	-994.4	-3,524.7
Paid tax	98.0	121.2	135.3	182.6	537.1	162.1	216.1	101.0	37.7	516.9
Acquisitions	2,699.2	1,919.6	218.0	2,418.1	7,254.9	148.2	148.5	3,151.3	120.7	3,568.7
New share issue	-	-	-	-	-	-	-1,243.7 [6]	-	-	-1,243.7 [6]
Dividend	-	317.8	-	-	317.8	-	353.8	-	-	353.8
Translation differences	1,020.8	114.8	261.8	-172.8	1,224.6	-214.5	-936.4	225.5	-290.9	-1,216.3
Net debt at end of period	12,063.0	14,004.7	13,961.4	15,534.2	15,534.2	14,987.2	12,639.9	15,115.8	13,988.9	13,988.9
Net debt / Equity ratio, times	1.05	1.21	1.19	1.31	1.31	1.26	1.04	1.21	1.13	1.13

CAPITAL EMPLOYED AND FINANCING

	Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002
Capital employed	23,922.2	25,978.8	26,192.6	27,861.5	27,285.2	25,209.3	28,034.5	26,701.0
- of which goodwill	15,223.0	15,853.0	15,777.4	16,371.0	15,743.5	14,530.6	16,955.5	16,213.5
Net debt	12,063.0	14,004.7	13,961.4	15,534.2	14,987.2	12,639.9	15,115.8	13,988.9
Minority interest	390.8	436.4	469.8	481.7	436.6	389.0	401.9	330.9
Shareholders' equity	11,468.4	11,537.7	11,761.4	11,845.6	11,861.4	12,180.4	12,516.7	12,381.2

DATA PER SHARE

	Q 1 2001 SEK	Q 2 2001 SEK	Q 3 2001 SEK	Q 4 2001 SEK	Full Year 2001 SEK	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Q 4 2002 SEK	Full Year 2002 SEK
Earnings per share after tax and before conversion [3]	0.70	0.71	0.71	0.87 [5]	2.99 [5]	0.80	0.85	0.88	1.00	3.53
Earnings per share after tax and full conversion [4]	0.70	0.71	0.71	0.86 [5]	2.98 [5]	0.81	0.84	0.88	1.00	3.53
Earnings per share after tax and full conversion excluding goodwill [4]	1.27	1.29	1.32	1.51 [5]	5.39 [5]	1.45	1.48	1.55	1.65	6.13
Cash earnings per share after tax and full conversion	1.79	1.91	1.98	2.39 [5]	8.07 [5]	2.15	2.17	2.24	2.52	9.08
Shareholders' equity per share after full conversion	32.79	32.83	33.43	35.80	35.80	35.76	35.64	36.53	35.85	35.85

SALES BY ORGANIZATIONAL UNIT

		Q 1 2001	Q 2 2001	Q 3 2001	Q 4 2001	Full Year 2001	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	% [8]	Full Year 2002	02/01 % [7]
Scandinavia	SEK M	486	472	444	512	1,914	478	515	461	516	1	1,970	3
Finland	EUR M	31	32	30	33	126	30	34	29	33	1	126	1
Central Europe [9]	EUR M	37	34	42	42	155	44	43	45	43	0	175	-1
South Europe [10]	EUR M	79	77	70	88	314	108	108	88	103	-2	407	1
United Kingdom	GBP M	23	22	21	20	86	23	22	21	20	1	86	1
North America	USD M	204	223	255	255	937	266	273	280	259	2	1,078	2
South Pacific	AUD M	35	36	39	48	158	48	52	58	58	13	216	10
New markets [11]	SEK M	465	525	509	530	2,029	452	495	506	499	10	1,952	4
Hotel locks	NOK M	245	256	213	206	920	222	215	187	192	-10	816	-10
Identification	USD M	29	25	22	30	106	32	32	34	34	19	132	10
Door Automatics	SEK M	-	-	-	-	-	-	-	467	548	-	1,015	-
Total	SEK M	5,104	5,483	5,717	6,206	22,510	6,303	6,245	6,459	6,389	2	25,397	2

[1] Translated using an average rate during the year of 9.14.

[2] Translated using a closing rate at 31 December 2002 of 9.16.

[3] Number of shares, thousands, used for the calculation amount to 359,952 for December 2002 and 353,236 for December 2001.

[4] Number of shares, thousands, used for the calculation amount to 367,511 for December 2002 and 357,276 for December 2001.

[5] Excluding non-recurring items.

[6] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[7] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[8] Organic growth in quarter 4 concern comparable units after adjustment for acqusitions and currency effects.

[9] Germany, Netherlands, Switzerland and Austria.

[10] France, Belgium, Italy and Spain.

[11] Africa, Asia, Israel, South America and Eastern Europe.

6 February, 2003

Bo Dankis, Group Vice President, to lead ASSA ABLOY

A press conference will be held at Operaterassen in Stockholm today at 11.30.

Bo Dankis, Group Vice-president and head of ASSA ABLOY South Europe takes over as President and CEO as Carl-Henric Svanberg becomes President and CEO at Ericsson. The intention is that Carl-Henric Svanberg remains on the Board of ASSA ABLOY as Deputy Chairman in conjunction with Melker Schörling.

"ASSA ABLOY strategy remains as it is," Dankis says. "The change of leadership does not entail any changes in that respect."

"We have created a world wide presence. And we have come a long way in building a unified Group with common values and working methods. Now it is time to focus even more on our customers, adding value for them through increased security, safety and convenience."

Dankis was born in 1954 and has a Master of Science degree from Linköping Institute of Technology. He held various management positions with international companies, including country manager for ABB in Japan. Mr. Dankis joined ASSA ABLOY in1997 as responsible for ASSA ABLOY France. In 1998 he became Group Vice President and he took on the responsibility for ASSA ABLOY South Europe in year 2000.

"Within ASSA ABLOY, profitability, open communication and positive development of individuals comprise the cornerstones of our management philosophy. The successful managers of the future will be those that can best liberate and mobilise the energy that already exists within their organizations," Dankis says.

Through his position on the board, Carl-Henric Svanberg will continue to play an important part in ASSA ABLOY. He also remains a considerable and long-term share holder.

"I have led the Assa group since 1990 and ASSA ABLOY since its stock exchange listing in 1994. The company really has a special place in my heart. I have now been offered a great challenge which I will take on. The Group stands strong with a united management and I am convinced that ASSA ABLOY will continue to show strong development under Bo Dankis's leadership," Svanberg says.

"We have all followed Bo Dankis's career over a number of years and the Board have, along with the entire Management Team, immense confidence in him. He has all the credentials and pre-requisites required to continue to develop ASSA ABLOY. He has already proved this in all his assignments so far in the Group. It feels both comfortable and beneficial that he take over," says Georg Ehrnrooth, Chairman of the Board at ASSA ABLOY.

In conjunction with this change, the board has also appointed Göran Jansson, CFO, and Clas Thelin, Group Vice President and head of ASSA ABLOY North America as Group Executive Vice Presidents.

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions,
dedicated to satisfying end-user needs for security, safety and convenience. The Group has about
30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

24 February 2003
No. 5/03

Annual General Meeting of Shareholders in ASSA ABLOY AB (publ)

The shareholders in ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held at 4 p.m. on Wednesday 26 March, 2003, at Norra Latin, Drottninggatan 71 B in Stockholm.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting (AGM) must:

(i) be recorded in the printout of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Sunday 16 March 2003 (registration must, due to intervening week-end, be made no later than Friday 14 March 2003);

and

(ii) notify ASSA ABLOY AB of their intent to attend the Meeting at address: ASSA ABLOY AB,"AGM", P.O. Box 70340, SE-107 23 Stockholm, Sweden, by phone +46 8 506 485 00, by fax +46 8 506 485 85 or at www.assaabloy.com by 4 p.m.on Thursday 20 March 2003 at the latest.

When giving notice of attendance, the shareholder shall state name, personal registration number (corporate identity number), address, telephone number and the number and series of shares held. Proxy to act on behalf of a shareholder shall be sent together with the notice of attendance. Representative of a juridical person shall hand in a copy of a registration certificate or similar papers of authorization.

In order to participate in the proceedings of the AGM, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC. Such registration must be made on Friday 14 March 2003 at the latest, and the banker or broker should therefore be notified in due time before said date.

B. AGENDA

<u>Proposal for Agenda</u>

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to attest the minutes.
6. Determination of compliance with the rules of convocation.

7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet, as per 31 December 2002;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge from liability of the Board of Directors and the Managing Director.
10. Resolution to amend the Articles of Association.
11. Establishment of the number of members and deputy members of the Board of Directors.
12. Establishment of fees for the Directors.
13. Election of members of the Board of Directors.
14. Issues regarding
   (a) adoption of a Nomination Committee;
   (b) the Board of Directors adoption of a Remuneration Committee; and
   (c) the Board of Directors adoption of an Audit Committee.
15. Closing of the Meeting.

Dividend (paragraph 9 (b) and (c) on the agenda)

The Board of Directors proposes that a dividend of SEK 1.25 per share be declared.

As record date for the dividend, the Board of Directors proposes Monday 31 March 2003. If the Annual General Meeting so resolves, the dividend is expected to be distributed by VPC AB on Thursday April 3, 2003.

Amendment of the Articles of Association (paragraph 10 on the agenda)

Section 6 of the Articles of Association reads: *"The Board of Directors shall - in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders - consist of no less than four (4) and no more than seven (7) Directors. The Directors shall be elected annually at the Annual General Meeting for a period until the next Annual General Meeting has been held."* The Board of Directors proposes that the Meeting resolves to amend Section 6 of the Articles of Association. The proposed wording is the following: *"The Board of Directors shall - in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders - consist of no less than six (6) and no more than ten (10) Directors. The Directors shall be elected annually at the Annual General Meeting for a period until the next Annual General Meeting has been held."*

Board of Directors and Fees (paragraph 11-13 on the agenda)

Shareholders jointly representing approximately 46 percent of all the votes in the Company have made the following proposal:
The number of board members shall be eight. No deputy member shall be elected.

Re-election of the board members: Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Sven-Christer Nilsson, Melker Schörling och Carl-Henric Svanberg. New election of the board members Bo Dankis and Lotta Lundén.

Fees to the board members shall amount to a total of SEK 3,250,000, to be distributed among the Directors according to the decision by the Board of Directors.

Abovementioned shareholders may propose a new election of an additional board member, which will result in a corresponding adjustment of the proposals for the number of board members and fees to the board members. Information in this regard will be given in due time prior to the General Meeting.

Nomination, Remuneration and Audit Committee (paragraph 14 (a) – (c) on the agenda)

Shareholders jointly representing approximately 46 percent of all the votes in the Company have made the following proposal.

A Nomination Committee shall be established with the task of preparing the election of Directors, the establishment of fees for the Directors and matters pertaining thereto before the forthcoming Annual General Meetings. The Nomination Committee is proposed to consist of three members including the Chairman of the Board and be elected at the Annual General Meeting. Georg Ehrnrooth, Melker Schörling and Gustaf Douglas are proposed as members of the Nomination Committee regarding the Annual General Meeting 2004.

The Board of Directors decided in November 2002 to form an Audit Committee consisting of the Board members Melker Schörling (chairman), Gustaf Douglas and Per-Olof Eriksson, and a Remuneration Committee consisting of the Board members Georg Ehrnrooth (chairman), Melker Schörling and Sven-Christer Nilsson. The aim of these committees is to assist the Board in giving deeper and more efficient consideration to these matters.

C. DOCUMENTATION

The Accounts and the Auditor's Report, as well as the Board of Directors' proposition to amend the Articles of Association, will as from 12 March 2003 be available at the Company.

Copies hereof will be also sent to the shareholders who so request and state their address and will also be available at the General Meeting.

Welcome!
Stockholm in February 2003
Board of Directors
ASSA ABLOY AB (publ)

Further information can be obtained from

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

10 March 2003
No. 7/03

New proposal regarding the ASSA ABLOY Board of Directors – Patricia O´Driscoll proposed as new member of the Board

Shareholders jointly representing approximately 46 percent of all the votes in ASSA ABLOY AB have informed the Company that they, amending the information given earlier as communicated in the convocation to the General Meeting, now intend to propose the following at the Annual General Meeting on 26 March 2003.

The number of board members shall be nine. No deputy member shall be elected.

Re-election of the board members: Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Sven-Christer Nilsson, Melker Schörling och Carl-Henric Svanberg. New election of the board members Bo Dankis, Patricia O'Driscoll and Lotta Lundén.

Fees to the board members shall amount to a total of SEK 3,600,000 to be distributed among the Directors according to the decision by the Board of Directors.

Patricia O'Driscoll is Vice President European Retail Sales Shell Europe since 1999 and has worked within the Shell Group since 1997. She is a Board member of Shell Norway and a director of Shell UK Pension Fund Trust. Patricia O'Driscoll has also held the positions as President of Shell Retail International, responsible for global strategy development, and Retail Marketing VP in Shell Europe.

During the period 1994 to 1997 she worked as Buying Director, Alcoholic Drinks & Tobacco at Safeway Stores plc. Patricia O'Driscoll has held various positions within the retail business at companies such as Marks & Spencer plc and Tesco Stores plc as well as running her own business, Pacific Connection Ltd, based in Singapore from 1990 to1993.

Patricia O'Driscoll holds a BA in Sociology from Exeter University UK and is a Fellow of the Royal Society of Arts.

The motive of the above shareholders is to strengthen the Board's of ASSA ABLOY competence with knowledge and experience from retail trade such as logistics, marketing and sales of consumer products.

Information regarding the proposed elected new members of the Board can be found on ASSA ABLOY's website, www.assaabloy.com.

Further information can be obtained from

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

18 March 2003
No. 8/03

ASSA ABLOY acquires European Security Hardware Business from Black & Decker

- ASSA ABLOY has signed an agreement to acquire Black & Decker's European Security Hardware Business
- The acquisition strengthens the Group's position in Germany, Holland and Italy
- In year 2002, the acquired business sales amounted to EUR 108 M
- The acquisition includes the well known brand names DOM, Nemef and Corbin

ASSA ABLOY has entered into an agreement with Black & Decker Inc to acquire their European Security Hardware Business. The acquisition will strengthen ASSA ABLOY's position in the region. The purchase price, on a debt free basis amounts to USD 108 M (EUR 98 M). After the restructuring currently in progress, the acquired business will be able to make a 10% EBIT margin. The acquisition will create goodwill amounting to approximately EUR 60 M, whereof a majority is tax-deductible.

Black & Decker's European Security Hardware Business with a total of approximately 1,000 employees consists of three main companies in Germany, the Netherlands and Italy.

- Nemef in Apeldoorn, Netherlands produces and sells a full range of locks including cylinders.
- DOM in Bruhl, Germany manufactures cylinders. The company has subsidiaries in France and Switzerland and has branches in the Netherlands and the UK.
- Corbin in Bologna, Italy manufactures cylinders and sells padlocks and locks.

Nemef and DOM, founded in the beginning of the century, both have a large installed base of master key systems. Corbin was set up in the sixties, then as a part of Corbin Russwin in the USA, a company acquired by ASSA ABLOY in 2000.

The acquisition of Black & Decker's European Security Hardware Business is subject to regulatory approval and will be EPS neutral during 2003 and positive from 2004.

Further information can be obtained from
Bo Dankis, President and CEO (as per 26th March), tel: + 46 8 506 485 42 or 46 70 394 85 42
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

26 March 2003
no. 9/03

Annual General Meeting in ASSA ABLOY AB (publ)

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, the following members of the board were re-elected: Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg. Bo Dankis, Lotta Lundén and Patricia O'Driscoll were elected new members of the board. At the Statutory Meeting following the General Meeting, Georg Ehrnrooth was re-elected Chairman of the Board.

Dividend

The General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 1.25 per share. Monday 31 March 2003 was established as record day and payment from VPC (the Securities Register Centre) is expected to start on Thursday 3 April 2003.

Amendment of the Articles of Association

The General Meeting decided to amend the Articles of Association so that the board of directors shall, in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders, consist of not less than six and not more than ten Directors.

Other

The General Meeting decided to establish a Nomination Committee with the task of preparing the election of Directors, the establishment of fees for the Directors and matters pertaining thereto before the forthcoming Annual General Meetings. Gustaf Douglas, Georg Ehrnrooth and Melker Schörling were elected members of the Nomination Committee regarding the Annual General Meeting 2004.

Stockholm 26 March 2003

ASSA ABLOY AB (publ)

For further information, please contact
Bo Dankis, President and CEO, tel: + 46 8 506 485 42 or 46 70 394 85 42
or Göran Jansson, Executive Vice President and CFO,
tel. +46-8-506 485 72 or +46-70-698 85 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

29 April 2003
No. 03/10

ASSA ABLOY reorganizes for greater flexibility and profit

ASSA ABLOY is changing its organization with the aims of increasing flexibility and responding to market opportunities more quickly. The present eleven regions will be reduced to three, plus one business segment for Global Technologies – Door Automatics, Identification and ASSA ABLOY Hospitality. Group Management is reduced from seventeen people to six.

"This is a natural step now that we are moving our primary focus from acquisitions to organic growth and improved profitability," says President and CEO Bo Dankis.

Since the Group was formed in 1994, ASSA ABLOY's development has been based on a three-step strategy:

1) Build a global base with leading positions in all parts of the world
2) Exploit synergy effects resulting from size and global presence
3) Focus on customer benefit

The Group has grown from a regional company with sales of 3 billion SEK to a worldwide group, mainly through acquisitions, with 30,000 employees and sales of 25 billion SEK.

"There are still some supplementary acquisitions to be made," Bo Dankis says. "But we have more or less completed the first phase of our strategy. We have a strong global presence and we are the world's leading lock company.

"We are now moving on to focus on synergy effects and increased customer benefit. And our organization will become more flexible and perceptive to market changes and customer needs in the light of a more competitive environment, especially from the low-cost countries."

The new regions are:

- **Americas**
  Executive Vice President Clas Thelin, currently head of ASSA ABLOY North America.

- **EMEA** (Europe, Middle East and Africa)
  Executive Vice President Hans Johansson, currently head of ASSA ABLOY in Scandinavia.

- **Asia Pacific**
  Executive Vice President Geoff Norcott, currently head of ASSA ABLOY UK and ASSA ABLOY South Pacific.

- **Global Business** (Door Automatics, Identification and solutions for the international hospitality industry)
  Executive Vice President Göran Jansson, currently Chief Financial Officer, a position he retains.

The new Management Group consists of President and CEO Bo Dankis, Clas Thelin, Hans Johansson, Geoff Norcott, Göran Jansson and Åke Sund, who is responsible for Market and Business Development.

Further information can be obtained from
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, EVP and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

29 April 2003
No. 03/11

REPORT FOR THE FIRST QUARTER OF 2003

- Sales increased 9% in local currencies, flat organic growth
- Income before tax, SEK 468 M (461) – up 2% (13% currency adjusted)
- Operating margin, EBITA, improvement 0.1%-points
- Acquisition of Black & Decker's European Security Hardware Division
- New organization to increase flexibility, take advantage of synergies and respond to market opportunities more quickly

	First quarter 2003	2002	Change
Sales, SEK M	6,124	6,303	-3%
Organic growth, %	0	0	-
Operating margin, EBITA, %	13.8	13.7	-
Income before tax, SEK M	468	461	2%
FX-differences, SEK M	-53		-11%
Operating cash flow, SEK M	564	643	-12%
Earnings per share (EPS), SEK	0.82	0.81	1%
EPS excluding goodwill, SEK	1.48	1.45	2%

SALES AND EARNINGS

Sales for the Group amounted to SEK 6,124 M (6,303), which represents a decrease of 3%. In local currencies sales increased by 9%. This comprised organic growth of 0% for comparable units, while acquired units accounted for 9%. Exchange rates affected sales negatively by SEK 729 M compared with the first quarter last year.

Operating income before depreciation, EBITDA, amounted to SEK 1,078 M (1,104). Gross margin (EBITDA) was 17.6% (17.5). The Group's operating income before goodwill amortization amounted to SEK 846 M (863) after negative currency effects of SEK 98 M. Operating margin before goodwill amortization (EBITA) amounted to 13.8% (13.7). The dilution coming from the Besam acquisition lowered the margin with 0.3%-points. The quarter's result includes restructuring and integration costs of around SEK 30 M. Goodwill amortization amounted to SEK 244 M (232).

The Group's income before tax amounted to SEK 468 M (461). Exchange rate variations when translating foreign subsidiaries' earnings affected income negatively by SEK 53 M. Income before tax improved by 13% in local currencies. Profit margin amounted to 7.6% (7.3).

The Group's tax charge totaled SEK 165 M (162), corresponding to an effective tax rate of 35% (35) in relation to income before tax.

Earnings per share after tax and full conversion amounted to SEK 0.82 (0.81) for the quarter, an increase of 1%. The increase amounted to 12% excluding currency effects. Earnings per share after tax and full conversion but excluding goodwill amortization amounted to SEK 1.48. The increase amounted to 13% excluding currency effects.

In the first quarter, operating cash flow before tax and company acquisitions totaled SEK 564 M (643), which represents 121% of income before tax.

COMMENTS BY SEGMENT (new reporting format)

The segments reflect the Group's new organizational structure, with three geographical segments and one global technologies business that includes Door Automatics, Identification and ASSA ABLOY Hospitality. The new structure will be implemented immediately with the intention to increase flexibility, take advantage of synergies and respond to market opportunities more quickly.

EMEA

First-quarter sales in EMEA (Europe, Middle East and Africa) amounted to EUR 288 M (291) with flat organic growth compared to last year. Operating income before goodwill amortization amounted to EUR 40 M (40) while the EBITA margin improved to 14.0% (13.7). Return on capital employed before goodwill amortization strengthened to 29.4% (26.3). Operating cash flow before paid interest increased to EUR 26 M (22).

The Nordic countries showed encouraging organic growth in a slow market. Sweden in particular developed in a positive way mainly due to new product launches and the expansion of new sales channels. The CLIQ technology develops well in Europe and drives a market share gain in Germany. The restructuring in the Central European units are now starting to pay off with increasing margins. A number of projects have been started in order to move part of the manufacturing to eastern Europe to benefit from the lower cost level.

France shows encouraging development as a result of increased sales in the DIY channels which balance the de-stocking in the traditional distribution. In the UK a number of new products have been launched, many of them coming from other Group companies. The planned changes in distribution and relocated exports have affected sales negatively.

AMERICAS

First-quarter sales in the Americas amounted to USD 263 M (269) and the organic growth was -1%. Operating income before goodwill amortization amounted to USD 42 M (39). The EBITA margin improved to an impressive 15.8% (14.3). Return on capital employed before goodwill amortization increased to 38.1% (33.9). Operating cash flow before paid interest amounted to USD 36 M (41).

Margins continue to improve in spite of the flat top-line, driven by increased coordination to capture synergies. The market direction is still unclear in North America. Recent construction reports indicate that institutional construction has now stabilized, although increasing budget deficits may have a negative impact on public spending. The residential sector remains stable.

The door business is the most affected by the slow market in the North American organization. Increased cooperation between the main sales organizations provides a good base for coordinated growth. The Mexican operations continue to grow successfully and the

integration of Poli in Chile develops well.

ASIA PACIFIC

First-quarter sales in Asia Pacific amounted to AUD 72 M (66) and organic growth was 9% compared to last year. Operating income before goodwill amortization amounted to AUD 9 M (6). The EBITA margin improved to 12.2% (9.0). Return on capital employed before goodwill amortization improved to 24.1% (15.7). Operating cash flow before paid interest amounted to AUD 7 M (12).

Australia and New Zealand continued to show good organic growth. Many of the successful activities carried out in Australia are exploited as a role model for other Group companies. The whole region has generated impressive margin improvements as a result of increased customer value through higher security offerings.

GLOBAL TECHNOLOGIES

First-quarter sales in the Global Technologies segment amounted to SEK 1,005 M (603). Organic growth was 1% compared to last year. Operating income before goodwill amortization amounted to SEK 110 M (102). The EBITA margin declined to 10.9% (16.9). Return on capital employed before goodwill amortization was 39.7% (56.1). The reduction in EBITA margin and return on capital employed is caused by dilution resulting from the Besam acquisition and the start-up cost for ASSA ABLOY Hospitality. Operating cash flow before paid interest amounted to SEK 93 M (124).

Within Door Automatics the aftermarket sales is showing strong growth which compensates the weak new project sales. The cooperation with other ASSA ABLOY Group companies is working well and the introduction of a new distribution concept using the EntreMatic brand name is underway. Margins continue to develop well.

Identification continued to show profitable expansion. The integration of Interlock in Switzerland is underway but has lowered margins as the integration costs have been expensed during the period. ASSA ABLOY Hospitality, still shows positive margin despite the depressed market.

OTHER EVENTS

Acquisition of Black & Decker's European Security Hardware Division

ASSA ABLOY has signed an agreement to acquire Black & Decker's European Security Hardware Business including the well known brand names DOM, Nemef and Corbin. The acquisition strengthens the Group's position in Germany, Holland and Italy. In 2002, sales of the acquired business amounted to EUR 108 M. The purchase price, on a debt-free basis, amounts to USD 108 M. After the ongoing restructuring, the acquired business will be able to make a 10% EBIT margin. The acquisition will create goodwill amounting to approximately EUR 60 M, of which most is tax-deductible and EPS neutral during 2003 and EPS positive from 2004. The acquisition is currently undergoing regulatory investigation.

Acquisition of Interlock in Switzerland

ASSA ABLOY has acquired Interlock Holding, a custom card manufacturer in Switzerland. The company has annual sales of CHF 12.6 M.

Disputes

As mentioned in the Annual Report, VingCard had been sued by the company Ibertech in Texas. This case has now been settled. The cost has no significant impact on the income statement.

OUTLOOK FOR 2003

ASSA ABLOY anticipates stable volumes in a soft market with continued margin improvements and good cash generation. There is a strong confidence that security driven demand will increase. The Group intends to grow and increase profit by leverage on its strong position and increase focus on customer value.

Stockholm, 29 April 2003

Bo Dankis
President and CEO

This Interim Report has not been reviewed by the Group's Auditor.

Financial information

The next Quarterly Reports from ASSA ABLOY AB for 2003 will be published on 7 August and 7 November.

Further information can be obtained from
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, EVP and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90

Information about the analysts' meeting, web and telephone conference later today can be found on ASSA ABLOY's website, **www.assaabloy.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jan-Mar 2003 EUR M[1]	Jan-Mar 2003 SEK M	Jan-Mar 2002 SEK M	Jan-Dec 2002 SEK M
Sales	667.1	6,123.9	6,303.3	25,396.9
Cost of goods sold	-406.8	-3,734.4	-3,895.8	-15,525.9
Gross Income	**260.3**	**2,389.5**	**2,407.5**	**9,871.0**
Selling and administrative expenses	-168.1	-1,543.6	-1,544.9	-6,276.0
Operating income before goodwill amortization	**92.2**	**845.9**	**862.6**	**3,595.0**
Goodwill amortization	-26.5	-243.7	-232.4	-957.1
Operating income	**65.7**	**602.2**	**630.2**	**2,637.9**
Financial items	-14.7	-134.5	-171.1	-631.1
Share in earnings of associated companies	0.0	0.3	1.4	8.2
Income before tax	**51.0**	**468.0**	**460.5**	**2,015.0**
Tax	-18.0	-164.8	-162.2	-689.1
Minority interests	-0.4	-4.0	-14.1	-56.0
Net income	**32.6**	**299.2**	**284.2**	**1269.9**

EARNINGS PER SHARE	Jan-Mar 2003 SEK	Jan-Mar 2002 SEK	Jan-Dec 2002 SEK
Earnings per share after tax and before conversion [3]	0.82	0.80	3.53
Earnings per share after tax and full conversion [4]	0.82	0.81	3.53
Earnings per share after tax and full conversion excluding goodwill [4]	1.48	1.45	6.13

CASH FLOW STATEMENT	Jan-Mar 2003 EUR M[1]	Jan-Mar 2003 SEK M	Jan-Mar 2002 SEK M	Jan-Dec 2002 SEK M
Cash flow from operating activities	42.3	388.6	635.2	3,846.7
Cash flow from investing activities	-28.6	-262.8	-302.7	-4,268.0
Cash flow from financing activities	-53.6	-492.1	-454.1	567.6
Cash flow	**-39.9**	**-366.3**	**-121.6**	**146.3**

BALANCE SHEET	31 Mar 2003 EUR M[2]	31 Mar 2003 SEK M	31 Mar 2002 SEK M	31 Dec 2002 SEK M
Intangible fixed assets	1,725.6	15,927.0	15,930.9	16,385.8
Tangible fixed assets	655.8	6,053.0	6,686.2	6,175.0
Financial fixed assets	68.0	628.1	591.9	668.0
Inventories	382.7	3,532.4	3,670.3	3,595.0
Receivables	480.2	4,432.4	4,452.1	4,241.5
Other non-interest-bearing current assets	80.2	739.8	849.9	703.4
Interest-bearing current assets	154.6	1,426.9	1,350.7	1,491.9
Total assets	**3,547.1**	**32,739.6**	**33,532.0**	**33,260.6**

Shareholders' equity	1,347.3	12,435.2	11,861.4	12,381.2
Minority interests	34.1	315.0	436.6	330.9
Interest-bearing provisions	111.7	1,030.6	1,077.7	1,023.3
Non-interest-bearing provisions	29.7	274.4	313.7	310.2
Interest-bearing long-term liabilities	1,016.6	9,383.0	9,656.4	9,349.2
Non-interest-bearing long-term liabilities	8.3	76.9	13.0	79.9
Interest-bearing current liabilities	517.9	4,780.2	5,698.7	5,172.0
Non-interest-bearing current liabilities	481.5	4,444.3	4,474.5	4,613.9
Total shareholders' equity and liabilities	**3,547.1**	**32,739.6**	**33,532.0**	**33,260.6**

CHANGE IN SHAREHOLDER'S EQUITY	31 Mar 2003 EUR M	31 Mar 2003 SEK M	31 Mar 2002 SEK M	31 Dec 2002 SEK M
Opening balance 1 January	**1,351.7**	**12,381.2**	**11,845.6**	**11,845.6**
Conversion to shares [2]	-	-	5.2	127.2
Repurchase convertible debentures	-	-	-	-108.3
New share issue [2, 5]	-	-	-	1,243.7
Dividend [2]	-	-	-	-353.8
Exchange difference for the year	-37.0	-245.2	-273.6	-1,643.1
Net Income [1]	32.6	299.2	284.2	1,269.9
Closing balance at end of period [2]	**1,347.3**	**12,435.2**	**11,861.4**	**12,381.2**

KEY RATIO	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Return on capital employed, %	9.5	9.3	9.9
Return on capital employed before goodwill amortization, %	33.0	30.3	33.3
Operational return on capital employed, %	13.2	12.7	13.4
Return on shareholders' equity, %	9.1	9.0	9.9
Equity ratio, %	38.9	36.7	38.2
Interest coverage ratio, times	3.9	3.6	3.9
Interest on convertible debentures net after tax, SEK M	7.2	7.2	27.2
Number of shares, thousands	365,918	353,840	365,918
Number of shares after full conversion, thousands	370,935	361,730	370,935
Average number of employees	29,339	28,258	28,754

[1] Translated using an average rate during the year of 9.18

[2] Translated using a closing rate at 31 March 2003 of 9.23

[3] Number of shares, thousands, used for the calculation amount to 365,918 for March 2003, 353,799 for March 2002 and to 359,952 for December 2002.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for March 2003, and 361,730 for March 2002 and to 366,716 for December 2002.

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003	12 month rolling
Sales	6,303.3	6,245.4	6,459.4	6,388.8	25,396.9	6,123.9	25,217.5
Organic growth [6]	0%	4%	3%	2%	2%	0%	-
Gross income	**2,407.5**	**2,437.7**	**2,506.3**	**2,519.5**	**9,871.0**	**2,389.5**	**9,853.0**
Gross income / Sales	38.2%	39.0%	38.8%	39.4%	38.9%	39.0%	39.1%
Operating income before depreciation	**1,104.3**	**1,105.5**	**1,172.2**	**1,163.0**	**4,545.0**	**1,077.6**	**4,518.3**
Gross margin (EBITDA)	17.5%	17.7%	18.1%	18.2%	17.9%	17.6%	17.9%
Depreciation	-241.7	-238.6	-238.8	-230.9	-950.0	-231.7	-940.0
Operating income before goodwill amortization	**862.6**	**866.9**	**933.4**	**932.1**	**3,595.0**	**845.9**	**3,578.3**
Operating margin before goodwill amortization (EBITA)	13.7%	13.9%	14.5%	14.6%	14.2%	13.8%	14.2%
Goodwill amortization	-232.4	-231.8	-247.1	-245.8	-957.1	-243.7	-968.4
Operating income	**630.2**	**635.1**	**686.3**	**686.3**	**2,637.9**	**602.2**	**2,609.9**
Operating margin (EBIT)	10.0%	10.2%	10.6%	10.7%	10.4%	9.8%	10.3%
Financial items	-171.1	-154.0	-164.9	-141.1	-631.1	-134.5	-594.5
Income before tax	**460.5**	**483.7**	**523.4**	**547.4**	**2,015.0**	**468.0**	**2,022.5**
Profit margin (EBT)	7.3%	7.7%	8.1%	8.6%	7.9%	7.6%	8.0%
Tax	-162.2	-170.2	-184.2	-172.5	-689.1	-164.8	-691.7
Minority interest	-14.1	-12.6	-17.2	-12.1	-56.0	-4.0	-45.9
Net income	**284.2**	**300.9**	**322.0**	**362.8**	**1,269.9**	**299.2**	**1,284.9**

OPERATING CASH FLOW

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003	12 month rolling
Operating income before goodwill amortization	862.6	866.9	933.4	932.1	3,595.0	845.9	3,578.3
Depreciation	241.7	238.6	238.8	230.9	950.0	231.7	940.0
Net capital expenditure	-154.6	-211.7	-138.0	-334.6	-838.9	-157.1	-841.4
Change in working capital	-154.8	148.0	137.4	274.3	404.9	-297.9	261.8
Paid and recieved interest	-160.4	-168.5	-144.7	-107.0	-580.6	-87.6	-507.8
Adjustment for non-cash items	8.3	12.3	-25.0	-1.3	-5.7	29.4	15.4
Operating cash flow	**642.8**	**885.6**	**1,001.9**	**994.4**	**3,524.7**	**564.4**	**3,446.3**
Operating cash flow / Income before tax	1.40	1.83	1.91	1.82	1.75	1.21	1.70

CHANGE IN NET DEBT

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Full Year 2002	Q 1 2003
Net debt at beginning of the period	15,534.2	14,987.2	12,639.9	15,115.8	15,534.2	13,988.9
Operating cash flow	-642.8	-885.6	-1,001.9	-994.4	-3,524.7	-564.4
Paid tax	162.1	216.1	101.0	37.7	516.9	332.9
Acquisitions	148.2	148.5	3,151.3	120.7	3,568.7	105.7
New share issue	-	-1,243.7 [5]	-	-	-1,243.7 [5]	-
Dividend	-	353.8	-	-	353.8	-
Translation differences	-214.5	-936.4	225.5	-290.9	-1,216.3	-161.5
Net debt at end of period	**14,987.2**	**12,639.9**	**15,115.8**	**13,988.9**	**13,988.9**	**13,701.6**
Net debt / Equity ratio, times	1.26	1.04	1.21	1.13	1.13	1.10

CAPITAL EMPLOYED AND FINANCING

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Q 1 2003
Capital employed	27,285.2	25,209.3	28,034.5	26,701.0	26,451.8
- of which goodwill	15,743.5	14,530.6	16,955.5	16,213.5	15,755.0
Net debt	14,987.2	12,639.9	15,115.8	13,988.9	13,701.6
Minority interest	436.6	389.0	401.9	330.9	315.0
Shareholders' equity	11,861.4	12,180.4	12,516.7	12,381.2	12,435.2

DATA PER SHARE

	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Q 4 2002 SEK	Full Year 2002 SEK	Q 1 2003 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.80	0.85	0.88	1.00	3.53	0.82	3.55
Earnings per share after tax and full conversion [4]	0.81	0.84	0.88	1.00	3.53	0.82	3.54
Earnings per share after tax and full conversion excluding goodwill [4]	1.45	1.48	1.55	1.65	6.13	1.48	6.16
Cash earnings per share after tax and full conversion	2.15	2.17	2.24	2.52	9.08	2.13	9.06
Shareholders' equity per share after full conversion	35.76	35.64	36.53	35.85	35.85	36.01	

[3] Number of shares, thousands, used for the calculation amount to 365,918 for March 2003, 353,799 for March 2002 and to 359,952 for December 2002.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for March 2003, 361,730 for March 2002 and to 366,716 for December 2002.

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

SEGMENT REPORTING

Jan-Mar respective 31 March	EMEA [7] EUR M		Americas [8] USD M		Asia Pacific [9] AUD M		Global technologies [10] SEK M		Other SEK M		Total SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	279	282	262	267	67	61	984	580			6,124	6,303
Sales, intragroup	9	9	1	2	5	5	21	23	-139	-161		
Sales	**288**	**291**	**263**	**269**	**72**	**66**	**1,005**	**603**	**-139**	**-161**	**6,124**	**6,303**
Organic growth [6]	*0%*	*0%*	*-1%*	*3%*	*9%*	*1%*	*1%*	*-1%*			*0%*	*0%*
Operating income before goodwill amortization	**40**	**40**	**42**	**39**	**9**	**6**	**110**	**102**	**-33**	**-53**	**846**	**863**
Operating margin before goodwill amortization	*14.0%*	*13.7%*	*15.8%*	*14.3%*	*12.2%*	*9.0%*	*10.9%*	*16.9%*			*13.8%*	*13.7%*
Goodwill amortization	-9	-9	-10	-10	-3	-3	-60	-33			-244	-232
Operating income	**31**	**31**	**32**	**29**	**6**	**3**	**50**	**69**	**-33**	**-53**	**602**	**630**
Operating margin	*10.7%*	*10.6%*	*12.0%*	*10.6%*	*8.7%*	*5.1%*	*5.0%*	*11.4%*			*9.8%*	*10.0%*
Capital employed	1,092	1,189	1,100	1,147	311	307	5,361	2,955	49	11	26,452	27,285
- of which goodwill	538	591	664	688	164	163	4,290	2,376			15,755	15,743
Return on capital employed	*11.4%*	*10.3%*	*11.5%*	*10.4%*	*7.6%*	*3.7%*	*3.7%*	*9.1%*			*9.5%*	*9.3%*
Return on capital employed before goodwill amortization	*29.4%*	*26.3%*	*38.1%*	*33.9%*	*24.1%*	*15.7%*	*39.7%*	*56.1%*			*33.0%*	*30.3%*
Operating income before goodwill amortization	40	40	42	39	9	6	110	102	-33	-53	846	863
Depreciation	14	14	8	8	3	3	18	13	1	1	232	242
Net capital expenditure	-8	-9	-4	-4	-4	-2	-22	-14	-1	-1	-157	-155
Change in working capital	-20	-23	-10	-2	-1	5	-13	23	-10	26	-298	-155
Cash flow	**26**	**22**	**36**	**41**	**7**	**12**	**93**	**124**			**623**	**795**
Adjustment for non-cash items									29	8	29	8
Paid and recieved interest									-88	-160	-88	-160
Operating cash flow											**564**	**643**
Average number of employees	12,911	12,895	10,260	10,535	3,636	3,793	2,480	987	52	48	29,339	28,258

Jan-Dec respective 31 Dec 2002	EMEA [7] EUR M	Americas [8] USD M	Asia Pacific [9] AUD M	Global technologies [10] SEK M	Other SEK M	Total SEK M
	2002	2002	2002	2002	2002	2002
Sales, external	1,112	1,086	283	3,194		25,397
Sales, intragroup	40	9	24	91	-665	
Sales	**1,152**	**1,095**	**307**	**3,285**	**-665**	**25,397**
Organic growth [6]	*1%*	*2%*	*6%*	*0%*		*2%*
Operating income before goodwill amortization	**155**	**178**	**39**	**450**	**-206**	**3,595**
Operating margin before goodwill amortization	*13.4%*	*16.3%*	*12.8%*	*13.7%*		*14.2%*
Goodwill amortization	-38	-39	-10	-186		-957
Operating income	**117**	**139**	**29**	**264**	**-206**	**2,638**
Operating margin	*10.1%*	*12.8%*	*9.5%*	*8.0%*		*10.4%*
Capital employed	1,099	1,109	320	5,519	-178	26,701
of which goodwill	552	677	171	4,380		16,214
Return on capital employed	*10.2%*	*12.2%*	*5.7%*	*6.1%*		*9.9%*
Return on capital employed before goodwill amortization	*27.0%*	*39.2%*	*17.3%*	*45.0%*		*33.3%*
Operating income before goodwill amortization	155	178	39	450	-206	3,595
Depreciation	56	32	11	63	3	950
Net capital expenditure	-48	-29	-14	-49	1	-839
Movement in working capital	27	10	7	76	-52	405
Cash flow	**190**	**191**	**43**	**540**		**4,111**
Adjustment for non-cash items					-5	-5
Paid and recieved interest					-581	-581
Operating cash flow						**3,525**
Average number of employees	12,972	10,363	3,696	1,676	47	28,754

6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.

7) Europe, Israel and Africa

8) North and South America

9) Asia, Australia och New Zealand

10) Door Automatics, Hospitality och Identification

PRESS RELEASE

from ASSA ABLOY AB (publ)

10 June 2003
No. 12/03

ASSA ABLOY acquires Metget AB

- ASSA ABLOY has signed an agreement to acquire Metget AB
- The company develops, manufactures and markets transponders for access control cards.
- The acquired business sales amounted to SEK 73 M in 2002

ASSA ABLOY has entered into an agreement to acquire Metget AB. The acquisition strengthens ASSA ABLOY Identification Technology Group's card operations in the European market and provides considerable synergies.

Metget is one of the leading companies in the expanding market of Radio Frequency Identification (RFID) products and solutions. Founded in 1995, Metget has been growing at an average rate of 60% annually. The Company is based in Ronneby, Sweden with offices in Paris, France and Columbus, Ohio, U.S.A. and employs 45 people.

Metget's products are built utilizing highly efficient and automated production processes. Several different transponders, silicon chip, antenna design and packaging are available in both low and high frequency ranges including Contactless Smart Cards. These options allow customers in the market sectors of access control cards, ID cards, public transportation cards, animal ID and industrial logistics to purchase customized products for their specific applications.

The Company's sales in 2002 amounted to SEK 73 million. The acquisition of Metget will be EPS neutral during 2003 and positive from 2004. The transaction will be closed in the next few weeks.

Further information can be obtained from
Bo Dankis, President and CEO, tel: + 46 8 506 485 42 or 46 70 394 85 42
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72 or +46 70 698 85 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.